POLYMET MINING CORP. 2010 ANNUAL REPORT



POLYMET
MINING

2010 ANNUAL REPORT

CORPORATE PROFILE

PolyMet Mining Corp. is a publicly traded mine development company with its operating headquarters in Hoyt Lakes, Minnesota, US.

The Company is preparing to develop a new copper, nickel and precious metals mine in northeastern Minnesota, utilizing the Company's existing Erie Plant, a large crushing and grinding facility, to process the ore. New metallurgical facilities are planned to produce concentrates, intermediate products, and copper cathode.

PolyMet is in the advanced phases of environmental review and permitting. The Project reuses extensive existing infrastructure and has been designed to meet Minnesota's stringent water and air quality standards through deployment of best mining practices and modern, energy-efficient processing technology.

Project construction is expected to require approximately 1.5 million hours of contractor labor, directly create some 400 long-term jobs, with a substantial multiplier effect into the local and regional economy.

2009 – 2010 COMPANY HIGHLIGHTS

- Draft Environmental Impact Statement (DEIS) was completed by an independent environmental contractor hired by the Minnesota Department of Natural Resources (MDNR) and the US Army Corps of Engineers. Publication of the DEIS was a major milestone in the permitting process.

- Our proactive public outreach program ensured strong support for the project in Minnesota Senate hearings, at public meetings related to the DEIS, and in countless other public forums.

- Advancement of the Strategic Partnership Agreement with Glencore AG.

- Glencore equity investment alongside prior convertible debt.

- Optimization of Project design and frontend engineering.

CORPORATE OBJECTIVES FOR 2010 - 2011

The Company's primary focus continues to be completion of the environmental review and permitting process to enable construction and operation of the Project. The Company intends to:

- Continue working with regulatory agencies to finalize environmental review and ensure that the environmental review process is completed so the Final EIS can be deemed adequate;

- Submit applications for Project permits from regulatory agencies in order to obtain permits;

- Update costs, equipment scheduling and lead times;

- Prepare for construction commencement;

- Identify and secure commitments by contractors for the construction and operation phases;

- Finalize Project financing discussions and negotiations, and

- Continue to educate the public and promote the benefits of the Project throughout the environmental review and permitting process and beyond.

Dear PolyMet Shareholder:

On behalf of the Board of Directors, I am pleased to report on the activities of your Company during the last fiscal year.

There was a reassuring rebound in metal prices in Q2 2009 after the worst of the financial crisis. I have commented in earlier reports that there is a world wide dearth of new mine projects in the development pipeline and we saw considerable market interest for our copper/nickel project after the draft EIS was filed. There is, however, a general caution in the equity markets. The market is looking for timely completion of the EIS and thus permits. Your Company has effectively completed the engineering and planning necessary to start building immediately upon receipt of permits. This report will address some of the challenges we have faced and the proactive steps taken to meet them, as well as document the significant progress made.

The Economic Picture

For the metals mining industry, the recession has proved to be remarkably short-lived. Metal prices have generally rebounded to around their average levels prior to the summer of 2008, driven by strong demand from China, India, Brazil, and other emerging economies.

Mining is capital intensive and the industry continues to be affected by tight credit markets. The recession also reaffirmed an air of caution that has been prevalent in the industry for much of the past decade or more.

On the macro level, a shortage of new projects coming on stream points to robust metal pricing in the medium term. The long lead-time from project definition through completion of permitting and financing are raising the barriers to entry – which highlights the advantages of the PolyMet Project.

Environmental Review

The PolyMet Project is now all about completing the environmental review and obtaining permits. Publication of the Draft EIS in November 2009 was followed by a public review and comment period, including two public hearings (one near site and one near the Twin Cities) that finished in early February 2010. At the time of writing, the State and Federal agencies responsible for the environmental review are completing their analysis of the extensive comments and establishing the best path forward to completion of the EIS process, taking into consideration comments made by the US Environmental Protection Agency.

As I have reported previously, we have been disappointed with the delays and attendant high cost of completing the EIS - currently in excess of $25 million. However, we are impressed with the quality of work completed by the State of Minnesota, its contractors and associated federal agencies.

PolyMet's commitment to environmental safeguards is evidenced by the approximately $100 million included in our up-front capital budget to ensure that the mining and plant processes meet or exceed Minnesota's stringent environmental standards.

Strategic Partner

Glencore AG is one of the world's largest suppliers of commodities and raw materials to industrial consumers and has been a strategic partner of PolyMet since 2008. Our relationship with Glencore allows us to utilise their expertise to help with the marketing of our copper, nickel, platinum and palladium streams. The company also provides us with the necessary technical assistance across all production areas.

As well as providing technical assistance, Glencore has also invested in the business, initially through a convertible debenture of up to $50 million. $25 million of this has been drawn. In October 2009 Glencore made an equity investment of $25 million at $2.65 per share. Glencore currently owns 6.3% of the shares of PolyMet stock.

State of the Mining Industry

There is still great caution in the mining industry. Metals such as copper and nickel have recovered quite well in respect of the highs seen in late 2007. Other metals such as iron and aluminum which are also "economic health indicators" have not recovered to the same extent. Many mining companies are in financial difficulty due to lack of cash and credit lines. Accordingly, marginal or sub-economic operations remain shut down.

The lack of broad based development in the mining industry will cause major equipment to be lower priced and generally more available. Three years ago the mining industry saw severe shortages of engineers, operators and equipment, which resulted in rapid cost escalation. With the global downturn, we can expect shorter lead times for equipment and a general normalization of the large cost components in our industry.

Core Development Team Intact

Engineering of the Project has continued to advance since early 2008. Throughout the EIS process we have constantly monitored burn rate and made adjustments to ensure that our limited resources were not overextended. To conserve cash yet maintain momentum we have maintained an integrated core team of our engineers who work with operations personnel, engineering companies, suppliers and construction contractors. The team is constantly assessing and reassessing project costs and availability of essential equipment.

Project key to Northern Minnesota Economy

The economic downturn took a big toll on operations on the Iron Range - a situation unfortunately frequently experienced over the years. These low grade iron deposits are especially sensitive to the U.S. automotive and appliance markets, and do not readily compete with the large, high grade (direct shipping) projects found in Brazil and Australia. Adding copper, nickel and precious metals mining in Northern Minnesota will significantly help diversify and expand the area's economy.

PolyMet's Hoyt Lakes based team has been extremely active for at least two years in a diverse range of public awareness events and speaking venues. We believe we have been successful in informing the general public of the facts regarding the substantial benefits of the Project, our Project's minimal and manageable impact on the environment and to mitigate any concerns about a new form of mining in Minnesota. This was evidenced by the large turn out to the public meetings in late 2009 with an overwhelming support for the project.

Your Company has spent a lot of money getting the technical aspects of this Project right and it is important that the public, particularly those living in our immediate vicinity, know the facts.

The ultimate performance of your Company depends greatly on the people behind it. Management and your board are fully committed to getting this Project built. I would like to take this opportunity to thank you, our shareholders, for your continued support and I look forward to updating you on our progress throughout 2010.



William Murray
Executive Chairman & Director

April 30, 2010

Developing Minnesota's First Non-Ferrous Mine

Previous annual reports have addressed the development process and covered some of the finer points of the Project including:

- Resource definition;

- The Cliffs-Erie Plant re-use and potential;

- Process test work;

- Feasibility study completion;

- Engineering development;

- The assembly of the Project and operational teams, and

- The strategic nature of this Project, and the Duluth complex, to the United States.

We have discussed the massive amount of work that has been done to "meet or exceed" Minnesota's tough environmental standards. Meanwhile, engineering and procurement have progressed for critical, long-lead items to ensure a smooth transition into the construction phase once permits have been received. This is very much an advanced stage Project, which stands out in the industry for its size potential and the relative ease with which it can be brought on line.

PolyMet's main attributes and advantages include:

Resource - The NorthMet deposit represents approximately 638 million tons of measured and indicated mineral resource. Within this resource, PolyMet has proven and probable mineral reserves of 274.7 million tons grading 0.28% copper, 0.08% nickel, and 0.01 oz/t of precious metals (palladium, platinum and gold).

Mining - Minnesota's permits to mine are typically issued in 20-year increments; therefore, the mine, as planned, will have a life of 20 years at a mining rate of 11 million tons per year. Mining will be by traditional open pit methods, similar to those used in the iron ore mines of the Minnesota Iron Range. PolyMet plans to utilize mining equipment, including trucks, shovels, drills, bulldozers and loaders, commonly used throughout the Iron Range. The methods and equipment are well understood by the local community and well supported by local industry. Likewise, PolyMet will utilize the open pit mining expertise developed by generations of iron ore miners on the Range.

The Cliffs Erie Plant and Infrastructure - The importance of this facility cannot be overstated. The plant and infrastructure were kept in an excellent state of repair until closure in 2001, and subsequent evaluations indicate that refurbishing and restarting the existing plant equipment is the quickest, easiest and least expensive way to move into production. Equally importantly, there are many former employees still living in the area that have an intimate knowledge of the plant and a keen desire to return to the operation.

Infrastructure is perhaps the most difficult and challenging aspect of any new project. All of the key elements are in place on the Cliffs-Erie site, including:

- Water supply;

- An existing basin for tailings deposition;

- Electric power, including a supply agreement with Minnesota Power;

- Road and rail connections, and

- Warehousing and storage facilities and administration offices.

All of these are within easy reach of nearby towns with amenities such as schools, shops, hospitals and churches and well established service facilities for mining equipment.

Few projects in the world have such distinct advantages before construction.

New Process Plant Facilities - The mined ore will be processed through existing crushers and grinding mills. PolyMet will add a new flotation facility to concentrate the lower grade ore and produce marketable copper and nickel concentrates. Modern flotation technology allows high recovery of not only the metals, but also sulphur from the milled ores so that the level of sulphur in the residual tailings is very low. The concentrates from the flotation process will receive further on-site processing in a new, state-of-the-art hydrometallurgical metal recovery plant. This new facility includes autoclaves that use the sulphur in the metal concentrates as fuel and place the metals into solution for subsequent recovery. In the case of copper, this will be followed by solvent-extraction and electro-winning processes to produce a very high-grade finished copper metal. The Cliffs-Erie site is large, and there is ample space to accommodate these new facilities.

People - Over the past several years, PolyMet has assembled a first-class team to build the Project. Key operational personnel also have been engaged to operate it. Unlike other projects elsewhere in the world, the local communities will be the source of a workforce that not only is highly skilled in all aspects of mining and mineral processing but also is eager to be involved in the Project when it comes into operation.

Low Construction and Start-up Risk - We have adopted a phased approach to construction. Phase 1 involves refurbishing and developing only those facilities required to make separate copper and nickel concentrate products. Phase 2 builds out the balance of hydrometallurgical facilities to make the higher value copper cathode, nickel-cobalt hydroxide and precious metal precipitate products. The phased approach not only reduces initial capital requirements but also provides earlier cash flows, gives greater operational flexibility and reduces overall Project risk.

Environmental Responsibility - The ores at NorthMet are inherently low in sulphur – typically less than 1% versus 30% for massive sulfide deposits. Since this is the first non-ferrous metal mine in Minnesota, PolyMet has agreed to incorporate measures in the construction of the Project which will lead to additional environmental protection. Of the estimated $600 million of capital, $100 million is included for such protective measures.

Ease of building - With a construction labor force and a large pool of people who previously worked in the Cliffs-Erie mine when it was owned by LTV Steel, the lead times through construction are shorter than projects in remote locations or areas with low availability of skilled labor.

Widespread Grass Roots and Political Support

PolyMet is thankful to Minnesota's political leadership at the state, local and federal levels for their endorsement and support for building the Project. Likewise, the people of the Iron Range, and many other constituencies, widely appreciate the compelling upside potential of PolyMet's Project and the careful planning and commitment to protecting the environment. They share our vision and enthusiasm for a project that will provide hundreds of new jobs and enduring economic activity throughout northeastern Minnesota.

PolyMet expects it can successfully build and operate Minnesota's first non-ferrous mining operation while safeguarding the natural environment.

MANAGEMENT DISCUSSION AND ANALYSIS

The following information, prepared as at 30 April 2010, should be read in conjunction with the audited consolidated financial statements of PolyMet Mining Corp. (the "Company" or "PolyMet") for the year ended 31 January 2010 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of four independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms "measured and indicated mineral resource", "mineral resource", and "inferred mineral resource" used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet's most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and NYSE Amex listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company's primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

Asset Acquisitions

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet's option with Cliffs Natural Resources, Inc. (formerly Cleveland Cliffs, Inc.) (NYSE:CLF) ("Cliffs") to acquire the Erie Plant, which is located 10 kilometers (6 miles) west of the NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company's bankruptcy when the plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used for the NorthMet ore. The plant assets now owned by PolyMet include crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power. A new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The concentrates are planned to be sold prior to completion of construction and commissioning of the new hydrometallurgical metal recovery processing facilities. Once completed, the new hydrometallurgical plant will produce copper metal, nickel-cobalt hydroxide and a precious metals precipitate.

On 20 December 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property under both transactions.

Feasibility Study, Mineral Resources and Mineral Reserves

With publication of the Definitive Feasibility Study ("DFS") in September 2006, summarized in a Technical Report under National Instrument 43-101 ("NI 43-101"), PolyMet established SEC-standard mineral reserves. Proven and probable mineral reserves were estimated at 181.7 million short tons grading 0.31% copper, 0.09% nickel, and 0.01 ounces per ton ("opt") of precious metals. In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to 274.7 million short tons grading 0.28% copper, 0.08% nickel, and 0.01 opt of precious metals (palladium, platinum and gold).

These reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

The reserves lie within measured and indicated mineral resources that were expanded to 638.2 million tons grading 0.27% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold). In addition, inferred mineral resources total 251.6 million tons grading 0.28% copper, 0.08% nickel, and 0.01 opt of precious metals.

PolyMet has transitioned into detailed engineering in preparation for the start of construction. This includes detailed planning for the construction phase, commencement of detailed design work, and scheduling long lead-time equipment. As a result of continuing economic and financial market instability which started in mid 2008, and until there is greater certainty on the timeline to complete permitting, the Company has scaled back detailed engineering and design work that is not needed for permitting and has deferred placing orders for equipment.

DFS Update

On 20 May 2008 PolyMet reported revised plans and cost estimates for construction and operating costs. The revised plans include:

• the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (12-15 months) and reduced capital costs prior to first revenues ($312 million versus $380 million) despite the inclusion of an estimated $65 million of additional measures to protect the environment;

• the new metallurgical facilities to be constructed during initial production and sales of concentrate. PolyMet anticipates that much of the additional $290 million of capital costs, including $20 million of additional environmental measures, will be funded from cash flow from initial operations;

• mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on 26 September 2007, the use of 240-ton trucks, and owner versus contract mine operations, and

• $77 million of mining equipment, which was assumed to be provided by a mining contractor in the DFS has been incorporated as an operating lease in updated operating costs.

Environment and Schedule

In October 2005, the Minnesota Department of Natural Resources (MDNR) published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the US Army Corps of Engineers ("USACE") as the lead federal agency (together the "Lead Agencies") for preparation of an Environmental Impact Statement ("EIS") for the project. In 2006 these Lead Agencies selected an independent environmental contractor ("the EIS Contractor") to prepare the EIS. The EIS Contractor is Environmental Resources Management, a leading global provider of environmental, health and safety, risk, and social consulting services. The EIS Contractor team included members with expertise and experience in mining sulfidic ores. Several other government agencies (including the US Forest Service, the Boise Forte Band of Chippewa and the Fond Du Lac Band of Lake Superior Chippewa) joined the EIS preparation team as Cooperating Agencies which brought their special expertise to the process.

In January 2007, the Company submitted a Detailed Project Description ("DPD") to state and federal regulators. The DPD lays out the Company's development plans and proposed environmental safeguards including a mine plan, a wetland mitigation plan, air and water quality monitoring plans and a closure plan with closure estimate. Since then, the Company has submitted a supplemental DPD as well as more than 100 supporting research studies, including comprehensive mine waste characterization studies, water quality modeling and air quality modeling.

Under state and federal guidelines and regulations, a Draft EIS ("DEIS") identifies the environmental impact of a proposed project as well as evaluating alternatives and ways to mitigate potential impacts. PolyMet was involved the process of alternative/mitigation development and had input into the technical and economical feasibility of potential alternatives and mitigations. The EIS Contractor prepared a series of preliminary versions for the DEIS that were reviewed and commented on by the Lead Agencies, other governmental agencies, and PolyMet.

In October 2009, the Lead Agencies published the PolyMet DEIS with formal notification of publication in the Minnesota Environmental Quality Board ("EQB") Monitor and the Federal Register on November 2 and November 6, 2009, respectively. The formal notification of publication started a 90-day period for public review and comment, which ended on February 3, 2010. During this period, the lead Agencies held two public meetings – one in the town of Aurora, MN near the project location and one in Blaine, MN in the metropolitan Minneapolis-St. Paul area.

The Lead Agencies received approximately 3,800 submissions containing approximately 22,000 separate comments, including an extensive comment letter from the US Environmental Protection Agency ("EPA") in its role as reviewer of projects that could impact the environment. Many of the comments related to alternative plans that the Company and the Lead Agencies had already recognized would not be incorporated into the final "preferred" alternative. In general, the preferred alternative would be a combination of PolyMet proposals, alternatives and mitigations that meet the purpose and need of the project, is technically and economically feasible and provides the best environmental outcomes.

The EIS review process leading to publication of a Final EIS ("FEIS") is designed to provide information to government agencies for permitting. The Lead Agencies are working with the EPA and other government agencies to establish the best way to address the comments from government agencies, non-government organizations, and the public. The FEIS will describe a specific, preferred alternative.

Once a conclusion has been reached on how best to complete the EIS process, the Lead Agencies will advise PolyMet enabling the company to release updated information regarding the project timeline.

Prior to receipt of the permits, the Company intends to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance.

Construction of NorthMet is expected to be made up of four major components:

1. Implementation of environmental safeguards;

2. Construction of the mine and reactivation of some existing mine infrastructure;

3. Refurbishment of the existing Erie Plant facilities and construction of new flotation facilities, and

4. Construction of a new hydrometallurgical plant.

Key Developments

In May 2009, the Company determined that Milestone 2 of its Bonus Share Plan, the negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers, had been achieved. As a result, the Company issued the related 1,300,000 common shares to certain Directors and insiders in June 2009.

On 18 June 2009 the Company received $5 million under an existing exchangeable secured debenture agreement. On 31 August 2009 PolyMet received an additional $5 million under the exchangeable secured debenture agreement.

At the Annual and Special Meeting of the shareholders of PolyMet on 24 June 2009, the disinterested shareholders of the Company approved an extension of the expiry date by two years of all stock options outstanding as at 24 June 2009.

On 27 August 2009, the Company announced that it had filed a universal shelf registration on Form F-3 with the U.S. Securities and Exchange Commission ("SEC"). This universal shelf registration allows PolyMet to have the option to offer and sell, from time to time in one or more offerings, up to $500 million of its debt securities, common shares, warrants and units.

In October 2009, the Company received the consent of more than two-thirds of the warrant holders to exchange 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share until October 13, 2009 for 4,010,000 warrants at the same price exercisable at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and 31 December, 2009.

The draft EIS on the Company's NorthMet Project was published by the Lead Agencies in late October with publication formally noticed in the state of Minnesota's EQB Monitor and the Federal Register on 2 November and 6 November 2009, respectively.

In November 2009, the Company received consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share due to expire the earlier of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and 31 December, 2009 for 4,010,000 warrants, exercisable at the above price at any time until the sooner of 21 business days after publication of the final Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and 31 December, 2010.

On 17 November 2009, the Company announced that it agreed to modify certain terms of PolyMet's October 2008 exchangeable secured debenture transaction with Glencore. Under the initial terms, PolyMet issued warrants entitling Glencore to purchase 6.25 million common shares of the Company at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on 30 September 2011. Under the new terms the warrants entitle Glencore to purchase 6.25 million common shares of PolyMet at US$3.00 and expire on 30 September 2011. If the 20-day volume weighted average price of PolyMet's shares is 150% of the exercise price or more ($4.50), and the Final EIS has been published by the State of Minnesota in the state EQB Monitor, PolyMet can accelerate the expiration of the warrants to not less than 21 business days after the notice of acceleration.

Separately, PolyMet has agreed to modify the terms of the final $25 million undrawn Tranche E of the $50 million exchangeable secured debenture transaction with Glencore. The original terms allowed Glencore to exchange the debentures at $4.00 per share. The revised terms allowed Glencore to exchange Tranche E debentures at US$2.65 per share. To date, no funds have been drawn under Tranche E. The first four tranches totaling US$25 million (excluding capitalized interest) that have already been drawn will continue to be exchangeable at US$4.00 per share.

On 24 November 2009, the Company announced that it closed an equity financing with Glencore for 3,773,585 common shares at $2.65 per share for gross proceeds of $10 million. The Company has also entered into a definitive agreement with Glencore to sell an additional 5,660,377 common shares to Glencore at $2.65 per common share for gross proceeds of $15 million with closing to occur on or before 29 January 2010.

On 26 January 2010, the Company announced that it closed the second part of the Glencore financing, issuing 5,660,377 common shares to Glencore at $2.65 per share for gross proceeds of $15 million.

Selected Annual Financial Information

Year Ended 31 January
(thousands of U.S. dollars including notes)

	2010	2009 [7][8]	2008 [7]
Revenue	$ —	$ —	$ —
Loss for the Year	**9,023**[1]	5,523[2]	4,124[3]
Loss per Share	**(0.06)**	(0.04)	(0.03)
Total Assets	**139,648**[4]	101,599[5]	88,485
Long Term Debt [6]	**33,782**	24,006	10,834
US GAAP Long Term Debt [6]	**34,032**	24,256	10,834
Total Shareholders' Equity	**97,567**	70,335	68,437
U.S. GAAP Total Shareholders' Equity	**97,317**	70,085	68,437

(1) Includes stock based compensation of $915 and warrant amendment expense of $4,920.
(2) Includes stock based compensation of $487 and warrant amendment expense of $544.
(3) Includes stock based compensation of $635.
(4) Increase compared to 31 January 2009 primarily due to cash proceeds from convertible debt and equity financings and increases in mineral property, plant and equipment as a result of amounts capitalized in the year.
(5) Increase compared to 31 January 2008 primarily due to cash proceeds from convertible debt and increases in mineral property, plant and equipment as a result of amounts capitalized in the year.
(6) Debt represents the unpaid cash portion of the consideration for the Cliffs transactions in the years ended 31 January 2008. For the years ended 31 January 2010 and 2009, it also includes the fair value of the convertible debt obtained from Glencore AG, net of associated costs.
(7) Effective 1 February 2009, the Company adopted CICA Section 3064 - Goodwill and Intangible Assets. As a result of this standard, the CICA withdrew EIC 27, Revenue and Expenses during the pre-operating period. With the withdrawal of EIC 27, the Company is no longer able to defer operating costs and revenues incurred prior to commercial production at its development project. The adoption of this standard resulted in the Company retroactively ceasing to capitalize to mineral property accretion related to asset retirement obligations in its consolidated financial statements.

The Company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	*Year Ended 31 January 2009*		*Year Ended 31 January 2008*	
	As Previously Reported	**Restated**	As Previously Reported	Restated
Mineral Property Plant and Equipment	$ 93,067	$ **91,910**	$ 65,019	$ 64,305
Loss for the period	4,536	**4,979**	3,690	4,124
Deficit	60,825	**61,982**	56,289	57,003
Loss per share	0.03	**0.04**	0.03	0.03

(8) Effective 1 November 2009, the Company changed its accounting policy for accounting for amendments to warrants. Prior to this date, if the amendment related to warrants held by existing equity holders, the Company would debit the increase in fair value as a result of an amendment to the warrants to share capital. Under its new accounting policy, the Company records the debit to warrant amendment expense. This change in accounting policy has been applied retroactively, the impacts on certain line items of the financial statements with significant changes, after taking into account the above restatement with respect to Section 3064 / EIC 27, were as follows:

Line Item	*Year Ended 31 January 2009*	
	As Previously Reported	**Restated**
Share Capital	104,768	**105,312**
Loss for the period	4,979	**5,523**
Deficit	61,982	**62,526**
Loss per share	0.04	**0.04**

This financial information has been reported in accordance with Canadian GAAP and denominated in United States dollars, the Company's reporting currency. The only material differences between Canadian and United States GAAP for the Company relates to the fair value of the conversion feature on the convertible is recorded as shareholders' equity under the Canadian basis and as convertible debt under the U.S. basis.

Results of Operations

Comparison of the years ending 31 January 2010 and 31 January 2009

a) Loss for the Year:

During the year ended 31 January 2010, the Company incurred a loss of $9.023 million ($0.06 loss per share) compared to a loss of $5.523 million ($0.04 loss per share) in 2009. The increase in the net loss for the period was primarily attributable to:

- A non-cash charge of $4.920 million for the amendment of stock warrants (prior year period - $487,000);

- Stock-based compensation expense of $915,000 (prior year period - $512,000) with the increase being predominantly due to the granting of additional stock options in the first quarter and the extension of the term of all PolyMet stock options outstanding at 24 June 2009 by two years which was approved by the disinterested shareholders at the Company's Annual and Special of shareholders on 24 June 2009;

- Interest income of $5,000 (prior year period - $154,000) with the decrease being due to lower cash balances and interest rates;

- Investor relations and financing expenses of $420,000 due to the filing of an F-3 registration statement during the 2010 third quarter and additional financing related activities, and

- A foreign exchange loss of $156,000 in the prior year period due to the strengthening of the U.S. dollar versus the Canadian dollar, compared to a loss of $24,000 in the current year period.

This was partially offset by an other than temporary impairment loss of $1,365,000 in the prior year period (current year period - $nil).

Effective 1 February 2009, the Company adopted CICA Section 3064 - Goodwill and Intangible Assets. As a result of this standard, the CICA withdrew EIC 27, Revenue and Expenses during the pre-operating period. With the withdrawal of EIC 27, the Company is no longer able to defer operating costs and revenues incurred prior to commercial production at its development project. The adoption of this standard resulted in the Company retroactively ceasing to capitalize to mineral property accretion related to asset retirement obligations in its consolidated financial statements.

The Company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

| Line Item | Year Ended 31 January 2009 | | Year Ended 31 January 2008 | |
	As Previously Reported	Restated	As Previously Reported	Restated
Mineral Property Plant and Equipment	$ 93,067	$ 91,910	$ 65,019	$ 64,305
Loss for the period	4,536	4,979	3,690	4,124
Deficit	60,825	61,982	56,289	57,003
Loss per share	0.03	0.04	0.03	0.03

Effective 1 November 2009, the Company changed its accounting policy for accounting for amendments to warrants. Prior to this date, if the amendment related to warrants held by existing equity holders, the Company would debit the increase in fair value as a result of an amendment to the warrants to share capital. Under its new accounting policy, the Company records the debit to warrant amendment expense. This change in accounting policy has been applied retroactively, the impacts on certain line items of the financial statements with significant changes, after taking into account the above restatement with respect to Section 3064 / EIC 27, were as follows:

| Line Item | Year Ended 31 January 2009 | |
	As Previously Reported	Restated
Share Capital	104,768	105,312
Loss for the period	4,979	5,523
Deficit	61,982	62,526
Loss per share	0.04	0.04

b) Cash Flows:

Cash used in operating activities in the year ended 31 January 2010 was $2.429 million compared to cash used in the prior year of $3.290 million. The variance is primarily due to the cash based operating activity differences described above and changes in working capital balances.

Cash provided by financing activities for the year ended 31 January 2010 was $34.111 million compared with $13.336 million in the prior year. The activity in the current year was primarily due to net proceeds of $24.501 million from two Glencore equity offerings in the fourth quarter, the net funding from issuance of exchangeable secured debentures of $9,944,000 (prior year period - $14,333,000), the scheduled repayment of $1,250,000 of debt (prior year period - $1,150,000) and deferred financing costs of $55,000 (prior year period - $49,000). During the current year period, the Company received $477,000 from the issuance of common shares on exercise of stock options (prior year period - $452,000) and $494,000 from the issuance of common shares on the exercise of share warrants (prior year period - $nil).

Cash used in investing activities for the year ended 31 January 2010 was $17.754 million compared with $22.776 million in the preceding year, with the decrease being primarily the result of lower engineering, project and environmental / permitting costs in the current year period as the Company scaled back detailed engineering and design work that is not needed for permitting.

Total cash for the year ended 31 January 2010 increased by $13.928 million for a balance of $21.282 million compared to the year ended 31 January 2009 when cash decreased by $12.730 million to a balance of $7.354 million.

c) Capital Expenditures:

During the year ended 31 January 2010 the Company capitalized $23.922 million (2009 - $27.605 million) of costs primarily directly related to site activity, bonus share accrual, the draft EIS and permitting as well as engineering and project planning costs.

Comparison of the years ending 31 January 2009 and 31 January 2008

a) Loss for the Year:

During the year ended 31 January 2009, the Company incurred a loss of $5.523 million ($0.04 loss per share) compared to a loss of $4.124 million ($0.03 loss per share) in 2008. The increase in the net loss for the period was primarily attributable to:

- An other than temporary impairment loss of $1,365,000 (prior year period - $1,050,000) on an investment by the Company in the prior year;

- A non-cash expense of $544,000 relating to the amendment of warrant terms (prior year period - $nil);

- A decrease in interest income to $154,000 (prior year period - $1,168,000) due to lower cash balances and interest rates, and

- Foreign exchange translation losses of $156,000 (prior period – gain of $566,000) as the United States dollar strengthened against the Canadian dollar in the current period while it weakened in the prior year period.

The above was partially offset by $215,000 (prior year period - $25,000) of income from rental of property and services to third parties.

General and Administrative expense in the year ended 31 January 2009 excluding non-cash stock based compensation expenses, non-cash asset retirement obligation accretion and non-cash warrant amendment costs was $2,897,000 compared with $3,764,000 for the prior year period with the decrease due to lower legal costs, lower investor relations costs and lower office and corporate wage expenses as a result of no bonuses paid out in the current year as compared with the prior year period. Stock-based compensation in the current period was $487,000 (prior year period - $635,000).

b) Cash Flows:

Cash used in operating activities in the year ended 31 January 2009 was $3.290 million compared to cash used in the prior year of $2.690 million. The variance is primarily due to the cash based operating activity differences described above and changes in working capital.

Cash provided by financing activities for the year ended 31 January 2009 was $13.336 million compared with $37.533 million in the prior year. The current year activity was primarily due to funding of convertible debt by Glencore and $1.400 million of scheduled debt repayment (prior year period - $2.000 million). Other prior year activity was primarily due to the private placement which closed in April and deferred financing costs of $293,000 relating to BNPP (current year period - $49,000). In the year ended 31 January 2009 option and warrant exercises provided cash of $452,000 (prior year - $303,000).

Cash used in investing activities for the year ended 31 January 2009 was $22.776 million compared with $23.656 million in the preceding year, with the decrease being primarily the result of the cash purchase of $2.495 million of common shares of a publicly traded Canadian mining company whose primary business is the operation of a base metal mine in the prior year period, partially offset by higher engineering, project and environmental / permitting costs in the current year period.

Total cash for the year ended 31 January 2009 decreased by $12.730 million for a balance of $7.354 million compared to the year ended 31 January 2008 when cash increased by $11.187 million to a balance of $20.084 million.

c) Capital Expenditures:

During the year ended 31 January 2009 the Company capitalized $27.605 million (2008 - $26.419 million) of costs primarily directly related to site activity, the draft EIS, permitting, accrual for Milestones 2 and 4 bonus shares and permitting as well as engineering and project planning costs. The prior year balance includes costs capitalized in the Cliffs II transaction. The Company also capitalized $49,000 (2008 - $293,000) of costs related to the agreement with BNPP to assist PolyMet in all aspects of preparation for construction finance.

Summary of Quarterly Results
All figures in Thousands of U.S. dollars except Loss per share

Three Months Ended	Jan. 31 2010	Oct. 31 2009	July 31 2009	Apr. 30 2009	Jan.31 2009	Oct.31 2008	July 31 2008	Apr. 30 2008
Total Revenues	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
General and Administrative	(5,172)	(1,888)	(1,089)	(1,009)	(894)	(1,442)	(1,017)	(1,018)
Other Income (Expenses)	12	42	54	27	(7)	(437)	(649)	(59)
Net Loss	(5,160)	(1,846)	(1,035)	(982)	(901)	(1,879)	(1,666)	(1,077)
Loss per share	(0.03)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Significant items to report for the quarterly results are as follows:

Investment losses of $93,000, $369,000, $724,000, $179,000 and $1,050,000 were recorded in the quarters ended 31 January 2009, 31 October 2008, 31 July 2008 and 30 April 2008, respectively. There were no investment losses recorded in the other quarters.

The net loss included stock based compensation expense for the quarters ended:

1. 31 January 2010 - $31,000
2. 31 October 2009 - $97,000
3. 31 July 2009 - $332,000
4. 30 April 2009 - $453,000
5. 31 January 2009 - $73,000
6. 31 October 2008 - $80,000
7. 31 July 2008 - $172,000
8. 30 April 2008 - $162,000
9. 31 January 2008 - $39,000

Each of the quarterly results from 31 January 2009 to 31 January 2008 have been restated to reflect the adoption of CICA 3064 and the related withdrawal of EIC 27. As a result of the withdrawal, asset retirement obligation accretion expenses which the Company had previously capitalized to mineral property have been expensed. As a result, the general and administrative expense and net loss in the periods have increased by the following amounts:

1. 31 January 2009 - $115,000

2. 31 October 2008 - $114,000

3. 31 July 2008 - $111,000

4. 30 April 2008 - $103,000

Each of the quarterly results from 31 October 2009 to 30 April 2008 have been restated to reflect that, effective 1 November 2009, the Company changed its accounting policy for accounting for amendments to warrants. Prior to this date, if the amendment related to warrants held by existing equity holders, the Company would debit the increase in fair value as a result of an amendment to the warrants to share capital. Under its new accounting policy, the Company records the debit to warrant amendment expense. As a result, the general and administrative expense and net loss in the periods have increased by the following amounts:

1. 31 October 2009 - $1,005,000

2. 31 October 2008 - $544,000

In the quarter ended 31 January 2010, the Company recorded a debit to warrant amendment expense of $3,757,000.

Financing Activities

On 24 November 2009, the Company closed an equity financing with Glencore for 3,773,585 common shares at $2.65 per share for gross proceeds of $10 million. On 26 January 2010, the Company closed the second tranche of the previously announced equity financing with Glencore of an additional 5,660,377 common shares at $2.65 per common share for gross proceeds of $15 million. Transaction costs for these two financings totaled $499,000.

During the year ended 31 January 2010 the Company issued 775,000 shares (prior year period – 262,800) upon exercise of options for proceeds of $477,000 and 167,954 shares upon exercise of share warrants for proceeds of $494,000.

On 27 August 2009, the Company announced that it had filed a universal shelf registration on Form F-3 with the U.S. Securities and Exchange Commission ("SEC"). This universal shelf registration allows PolyMet to have the option to offer and sell, from time to time in one or more offerings, up to $500 million of its debt securities, common shares, warrants and units.

On 18 June 2009 the Company received $5 million under an existing exchangeable secured debenture agreement. On 31 August 2009 PolyMet received an additional $5 million under the exchangeable secured debenture agreement (the "Debentures"). These two transactions were part of the financing agreement that the Company entered into on 31 October 2008 with Glencore for an aggregate of US$50 million exchangeable secured debentures due on 30 September 2011 to be issued by PolyMet US and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4% and interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet's option, for payments on or before 30 September 2009, and at Glencore's option thereafter. The Debentures are secured by the assets of PolyMet and PolyMet US, including PolyMet's 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at Glencore's option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet's shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore's option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between 1 October 2009 and 30 September 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between 1 October 2010 and 30 September 2011 would be at 102.5% of the outstanding principal.

US$7.5 million of the Debentures were issued on 31 October 2008, US$7.5 million were issued on 22 December 2008, $5.0 million on 18 June 2009 and $5.0 million on 31 August 2009.

The final US$25 million of the Debentures are to be issued upon publication of the Final EIS in the State of Minnesota's Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions.

On 31 October 2008, PolyMet issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet's common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

On 17 November 2009, the Company announced that it agreed to modify certain terms of the above transaction. Under the new terms the Glencore Warrants entitle Glencore to purchase 6.25 million common shares of PolyMet at US$3.00 and expire on September 30, 2011. If the 20-day volume weighted average price of PolyMet's shares is 150% of the exercise price or more ($4.50), and the Final EIS has been published in the Minnesota Department of Natural Resources EQB Monitor, PolyMet can accelerate the expiration of the Glencore Warrants to not less than 21 business days after the notice of acceleration. The incremental $158,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

PolyMet can accelerate the expiration of the Glencore Warrants to not less than 21 business days after the notice of acceleration.

Separately in November 2009, PolyMet agreed to modify the terms of the final $25 million Tranche E of the $50 million Debenture with Glencore such that Tranche E, if drawn, can be exchanged at US$2.65 per share. The first four tranches totaling US$25 million (excluding capitalized interest) that have already been drawn will continue to be exchangeable at US$4.00 per share.

During the year ended 31 January 2009 the Company issued 312,800 shares upon exercise of options for proceeds of $452,000.

During the year ended 31 January 2008 the Company issued 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 (see amendment below), subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company paid finders' fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above. During the period the Company also issued 462,200 shares upon exercise of options for proceeds of $303,000.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

- 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and October 13, 2009, and

- 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet's volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus in the year ended 31 January 2009.

In October 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange those the 4,010,000 warrants due to expire on 13 October 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and 31 December, 2009. The incremental $1,005,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

In November 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire the earlier of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and 31 December, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 21 business days after publication of the final Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and 31 December 2010. The incremental $3,757,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

Liquidity And Capital Resources

As at 31 January 2010 the Company had working capital of $16.313 million compared with working capital of $3.582 million at 31 January 2009 consisting primarily of cash of $21.282 million (31 January 2009 - $7.354 million), prepaids of $512,000 (31 January 2009 - $470,000), accounts payable and accrued liabilities of $2.953 million (31 January 2009 - $2.797 million), the current portion of the notes to Cliffs of $2.000 million (31 January 2009 - $1.250 million) and the current portion of asset retirement obligations of $756,000 (31 January 2009 - $321,000). The Company expects to pay the remaining balance of $8.529 million (31 January 2009 - $10.063 million) long term notes to Cliffs and the convertible debt principal balance of $25 million plus capitalized interest from working capital, additional financing and funds from operations once commercial production has commenced. The Company's cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

The following table lists as of 31 January 2010 information with respect to the Company's known contractual obligations:

Contractual Obligations	Total	Payments due by period			
		Less Than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accrued liabilities	$ 2,953,000	$ 2,953,000	$ —	$ —	$ —
Long-term debt obligations	41,561,000	4,132,000	33,095,000	2,454,000	1,880,000
Asset retirement obligation	23,638,000	788,000	960,000	651,000	21,239,000
Total	$ 68,152,000	$ 7,873,000	$ 34,055,000	$ 3,105,000	$ 23,119,000

Long-term debt obligations (including the current portion) are comprised of long-term and convertible debt balances, are set out in this table on an undiscounted basis and include anticipated interest. Asset retirement obligation represents the undiscounted obligation at 31 January 2010.

As at 31 January 2010 the Company, in addition to its obligation to Cliffs and Glencore as described herein, has obligations to issue shares under the Company's Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval. To 31 January 2010, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3. The bonus shares allocated for Milestones 1 through 3 are valued using the Company's closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders. The bonus shares allocated for Milestone 4 are valued using the Company's closing trading price on 17 June 2008 of US$3.80 per share, the date of the approval of the bonus plan by the disinterested shareholders. The Company also has outstanding firm commitments of approximately $1,000,000.

In May 2009, the Company determined that Milestone 2 of its Bonus Share Plan, the negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers, had been achieved. As a result, the Company issued the related 1,300,000 common shares to certain directors and insiders.

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Should the Company wish to continue to further advance the NorthMet Project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash from proceeds of project debt, other debt and equity financing.

Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan ("Rights Plan"), which was approved by the Company's shareholders on 27 June 2007 and modified by the Company's shareholders on 17 June 2008. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the "Exercise Price"). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

		2010		2009		2008
Consulting fees paid to David Dreisinger, a Director of the Company	$	59	$	56	$	63
Consulting fees paid to James Swearingen, a Director of the Company		—		—		55
Management fees paid to Group 4 Ventures, an affiliate controlled by the Executive Chairman of the Company		—		—		81
Rent and office charges paid to Baja Mining Corp., a company of which the Executive Chairman was a director		—		5		25
	$	59	$	61	$	224

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2010, the Company paid $59,000 (2009 - $56,000 and 2008 - $63,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet Project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company's Executive Chairman and formerly its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past six years.

During the year ended 31 January 2010, the Company paid $nil (2009 - $nil and 2008 - $55,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to the Company's agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joe Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet's General Manager and Chief Operating Officer.

The agreements with Dr. Dreisinger and Mr. Swearingen were entered into at a time when the Company's current business plans were being formulated and were month to month and oral in nature. Each agreement was approved by Mr. William Murray. They were discussed with the Company's board of directors who did not consider that formal approval and written contracts were necessary at that time. The Company believes that both of these contracts were at terms at least as good as could be obtained from third parties. The agreement with Mr. Swearingen was terminated effective January 1, 2008.

During the year ended 31 January 2010, the Company paid $nil (2009 - $nil and 2008 - $81,000) to Group 4 Ventures ("Group 4") for the provision of consulting services of Mr. Murray, at a fixed monthly rate in accordance with a written contract. These amounts were in addition to the salary paid to him during the year ended 31 January 2008 of $172,000. Effective 1 July 2007, Mr. Murray's employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as consulting fees and the contract with Group 4 was terminated.

During the year ended 31 January 2010, the Company paid $nil (2009 - $5,000 and 2008 - $25,000) to Baja Mining Corp. ("Baja") primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

Subsequent Events

None.

Changes in Accounting Policies Including Initial Adoption

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2009:

(i) Section 3064 - Goodwill and Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and other intangible assets. As a result of this standard, the CICA withdrew EIC 27, Revenue and Expenses during the pre-operating period. With the withdrawal of EIC 27, the Company is no longer able to defer operating costs and revenues incurred prior to commercial production at its development project. The adoption of this standard resulted in the Company retroactively ceasing to capitalize to mineral property accretion related to asset retirement obligations in its consolidated financial statements.

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	Year Ended 31 January 2009		Year Ended 31 January 2008	
	As Previously Reported	**Restated**	As Previously Reported	Restated
Mineral Property Plant and Equipment	$ 93,067	$ **91,910**	$ 65,019	$ 64,305
Loss for the period	4,536	**4,979**	3,690	4,124
Deficit	60,825	**61,982**	56,289	57,003
Loss per share	0.03	**0.04**	0.03	0.03

(ii) EIC – 173 – Credit Risk and Fair Value of Financial Assets and Liabilities. This standard provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities. The adoption of this standard did not have any effect on the Company's financial statements.

(iii) EIC – 174 – Mining Exploration Costs. This standard provides guidance on the accounting and impairment review of exploration costs. The adoption of this standard did not have any effect on the Company's financial statements.

There were no new accounting standards issued during the period that are expected to impact the Company.

Effective 1 November 2009, the Company changed its accounting policy for accounting for amendments to warrants. Prior to this date, if the amendment related to warrants held by existing equity holders, the Company would debit the increase in fair value as a result of an amendment to the warrants to share capital. Under its new accounting policy, the Company records the debit to warrant amendment expense. This change in accounting policy has been applied retroactively, the impacts on certain line items of the financial statements with significant changes, after taking into account the above restatement with respect to Section 3064 / EIC 27, were as follows:

Line Item	Year Ended 31 January 2009	
	As Previously Reported	**Restated**
Share Capital	104,768	**105,312**
Loss for the period	4,979	**5,523**
Deficit	61,982	**62,526**
Loss per share	0.04	**0.04**

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 January 2011.

In preparation for the changeover from GAAP to IFRS, the Company commenced the planning process during the second quarter of fiscal 2009. Specific initiatives are underway and others have been planned for transitioning from GAAP to IFRS. Current status of the project is as follows:

Resources

- Management has retained the service of a major public accounting firm to provide advisory technical assistance for the project, and

- The Company will continue to invest in training and resources to ensure a timely and effective conversion.

Process

- A diagnostic assessment of the key impact areas was completed;

- A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as the Company transitions to becoming a producer is currently underway;

- Initial findings and observations for the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project;

- An initial assessment of exemptions available under IFRS 1, "First-time Adoption of IFRS" is underway;

- The Company's audit committee is monitoring progress and is kept informed of issues identified, and

- The Company's external auditor is advised of the progress status and issues identified.

Management anticipates completing the above process in the third quarter of fiscal 2011 and preparing internal, draft financial statements and disclosure information for quarters in fiscal 2011. During this time, management will continue to monitor current and new projects undertaken by the International Accounting Standards Board which may impact the Company's assessment of the impact of the adoption of IFRS.

Management anticipates that there will be changes in accounting policies and these changes may materially impact the financial statements.

Other MD&A Requirements

Outstanding Share Data

Authorized Capital: Unlimited common shares without par value.

Issued and outstanding: As at 26 April 2010, 148,980,791 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 26 April 2010:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Common share warrants	3,674,092	3.00	(Note1)
Common share warrants	1,100,000	4.00	30 October 2010
Common share warrants	4,010,000	(Note 1)	August 31, 2011
Stock options	825,000	0.66	05 July 2011
Common share warrants	6,250,000	(Note 2)	30 September 2011
Stock options	50,000	0.79	18 October 2011
Stock options	85,000	0.65	30 March 2012
Stock options	350,000	0.85	1 May 2012
Stock options	40,000	0.94	15 June 2012
Stock options	1,540,000	1.36	19 September 2012
Stock options	200,000	1.20	24 October 2012
Stock options	200,000	1.15	5 December 2012
Stock options	2,900,000	2.76	20 March 2013
Stock options	325,000	2.97	19 June 2013
Stock options	300,000	3.82	1 September 2013
Stock options	75,000	3.51	22 September 2013
Stock options	525,000	3.30	5 January 2014
Stock options	1,250,000	2.99	13 February 2014
Stock options	400,000	2.88	8 March 2014
Stock options	250,000	2.92	12 March 2014
Stock options	50,000	2.89	23 March 2014
Stock options	360,000	3.00	4 September 2014
Stock options	205,000	3.05	12 December 2014
Stock options	70,000	3.03	11 January 2015
Stock options	100,000	2.87	31 January 2015
Stock options	500,000	2.72	15 February 2015
Stock options	100,000	3.92	2 June 2015
Stock options	175,000	3.22	30 July 2015
Stock options	615,000	0.82	30 January 2016
Stock options	1,410,000	0.82	17 February 2016
Stock options	115,000	2.67	15 October 2016
Stock options	60,000	3.54	8 January 2017

Note 1: On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of its April 2007 private placement to exchange those warrants into:

- 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and October 13, 2009, and

- 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet's volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

In October 2009, the Company received the consent of more than two-thirds of the warrantholders to exchange 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share until October 13, 2009 for 4,010,000 warrants at the same price exercisable at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and 31 December, 2009.

In November 2009, the Company received consent of more than two-thirds of the warrantholders exchange the 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share due to expire the earlier of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and 31 December 2009 for 4,010,000 warrants, exercisable at the above price at any time until the sooner of 21 business days after publication of the final Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and 31 December, 2010.

Note 2: Each warrant entitles the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to 30 September 2011. PolyMet can accelerate the expiration of the warrants if PolyMet's volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time. On 17 November 2009, the Company announced that it agreed to modify certain terms of these warrants. Under the new terms the warrants entitle Glencore to purchase 6.25 million common shares of PolyMet at US$3.00 and expire on 30 September 2011. If the 20-day volume weighted average price of PolyMet's shares is 150% of the exercise price or more ($4.50), and the Final EIS has been published in the Minnesota Department of Natural Resources EQB Monitor, PolyMet can accelerate the expiration of the Glencore Warrants to not less than 21 business days after the notice of acceleration.

At the Annual and Special Meeting of the shareholders of PolyMet on 24 June 2009, the disinterested shareholders of the Company approved an extension of the expiry date by two years of all stock options outstanding as at 24 June 2009.

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan ("Stock Option Plan"), which was approved by the Company's shareholders' on 27 June 2007. The Stock Option Plan covers the Company's employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 3,640,000 common shares are reserved for issuance as awards other than options.

Risks and Uncertainties

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and other information filed with the Canadian and United States securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of the following risks occur, the Company's business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Risks Relating to PolyMet's Business

The Company's metals exploration and development efforts are highly speculative in nature and may be unsuccessful.

As a development stage company, PolyMet's work is speculative and involves unique and greater risks than are generally associated with other businesses.

The development of mineral deposits involves uncertainties, which careful evaluation, experience, and knowledge cannot eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. It is impossible to ensure that the current development program the Company has planned will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

PolyMet is subject to all of the risks inherent in the mining industry, including, without limitation, the following:

- Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;

- Exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore;

- Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with;

- A large number of factors beyond the Company's control, including fluctuations in metal prices and production costs, inflation, the proximity and liquidity of precious metals and energy fuels markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and other economic conditions, will affect the economic feasibility of mining;

- Substantial expenditures are required to construct mining and processing facilities;

- Title to mining properties may be subject to other claims, and

- In the development stage of a mining operation, PolyMet's mining activities could be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which the Company obtains or may not be insured due to economic considerations.

PolyMet has no production history and the Company does not know if it will generate revenues in the future.

While PolyMet was incorporated in 1981, it has no history of producing minerals. The Company has not developed or operated any mines, and has no operating history upon which an evaluation of its future success or failure can be made. PolyMet currently has no mining operations of any kind. The Company's ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including its ability to either attract a partner to operate, or to successfully build and operate mines, processing plants and related infrastructure itself.

The Company is subject to all the risks associated with establishing new mining. It may not successfully establish mining operations or profitably produce metals at any of PolyMet's properties. As such, PolyMet does not know if it will ever generate revenues.

PolyMet has a history of losses which it expects to continue into the future.

As a development stage company with no holdings in any producing mines, PolyMet continues to incur losses and expects to incur losses in the future. As of 31 January 2010, the Company had an accumulated deficit of $71,549,000. The Company may not be able to achieve or sustain profitability in the future. If it does not begin to generate revenues or find alternate sources of capital, the Company may either have to suspend or cease operations.

PolyMet may not be able to raise the funds necessary to develop its mineral properties.

The Company will need to seek additional financing to complete its development and construction of the NorthMet Project. Sources of such external financing include future equity offerings, advance payments by potential customers to secure long-term supply concentrate or metal supply contracts, grants and low-cost debt from certain state financial institutions, and commercial debt secured by the NorthMet Project. The failure to obtain such additional financing could have a material adverse effect on the Company's results of operations and financial condition. It may not be able to secure the financing necessary to sustain exploration and development activities in the future. If the Company cannot raise the money necessary to continue to explore and develop its property, it will have to suspend or cease operations.

PolyMet's actual mineral reserves and mineral resources may not conform to its established estimates.

The figures for mineral reserves and mineral resources stated in this MD&A are estimates and no assurances can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render reserves and mineral resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for the orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of PolyMet's mineral resources, not currently classified as mineral reserves, will ever be classified as mineral reserves under the disclosure standards of the SEC.

This MD&A discusses PolyMet's mineral resources in accordance with Canadian National Instrument 43-101. Resources are classified as "measured resources", "indicated resources" and "inferred resources" under NI 43-101. However, U.S. investors are cautioned that the SEC does not recognize these resource classifications. There is no assurance that any of PolyMet's mineral resources, not currently classified as mineral reserves, will be converted into mineral reserves under the disclosure standards of the United States Securities and Exchange Commission.

PolyMet's future activities could be subject to environmental laws and regulations which may have a materially adverse effect on its future operations.

PolyMet, like other development stage companies doing business in the United States and Canada, is subject to a variety of federal, provincial, state and local statutes, rules and regulations designed to, among other things:

- protect the environment, including the quality of the air and water in the vicinity of exploration, development, and mining operations;

- remediate the environmental impacts of those exploration, development, and mining operations;

- protect and preserve wetlands and endangered species, and

- mitigate negative impacts on certain archeological and cultural sites.

The Company is required to obtain various governmental permits to conduct exploration, development, construction and mining activities at its properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous U.S. or Canadian federal, provincial, state, and local agencies. The duration and success of each permitting effort is contingent upon many variables not within the Company's control. In the context of obtaining permits or approvals, PolyMet must comply with known standards, existing laws, and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on the Company's business, operations, and properties and it may be unable to proceed with its exploration and development programs.

Federal legislation and implementing regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration, development and mining operations. Due to the uncertainties inherent in the permitting process, the Company cannot be certain that it will be able to obtain required approvals for proposed activities at any of its properties in a timely manner, or that its proposed activities will be allowed at all.

The process of obtaining federal and local regulatory approvals is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material adverse effect on exploring, developing or mining PolyMet's properties. Moreover, compliance with statutory environmental quality requirements described above may require significant capital outlays, significantly affect the Company's earning power, or cause material changes in its intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect the Company's proposed activities.

Because the price of metals fluctuate, if the prices of metals in PolyMet's ore body decrease below a specified level, it may no longer be profitable to develop the NorthMet Project.

Prices of metals are determined by some of the following factors:

- expectations for inflation;

- the strength of the United States dollar;

- global and regional supply and demand, and

- political and economic conditions and production costs in major metals producing regions of the world.

The aggregate effect of these factors on metals prices is impossible for the Company to predict. In addition, the prices of metals are sometimes subject to rapid short-term and/or prolonged changes because of speculative activities. The current demand for and supply of various metals affect the prices of copper, nickel, cobalt, platinum, palladium and gold, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of these metals primarily consists of new production from mining. If the prices of copper, nickel, cobalt, platinum, palladium and gold are, for a substantial period, below PolyMet's foreseeable costs of production, the Company could cease operations.

PolyMet may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to the Company.

The Company's businesses are generally subject to a number of risks and hazards, including:

- industrial accidents;

- railroad accidents;

- labor disputes;

- environmental hazards;

- electricity stoppages;

- equipment failure, and

- severe weather and other natural phenomena.

These occurrences could result in damage to, or destruction of, mineral properties, production facilities, transportation facilities, or equipment. They could also result in personal injury or death, environmental damage, waste of resources or intermediate products, delays or interruption in mining, production or transportation activities, monetary losses and possible legal liability. The insurance the Company maintains against risks that are typical in its business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost or at all. As a result, accidents or other negative developments involving the Company's mining, production or transportation facilities could have a material adverse effect on its operations.

The mining industry is an intensely competitive industry.

PolyMet faces intense competition from other mining and producing companies. In recent years, the mining industry has experienced significant consolidation among some of the Company's competitors, as a result these companies may be more diversified than PolyMet. The Company cannot assure you that the result of current or further consolidation in the industry will not adversely affect it.

In addition, because mines have limited lives the Company must periodically seek to replace and expand its reserves by acquiring new properties. Significant competition exists to acquire properties producing or capable of producing copper, nickel and other metals.

The mining industry is an intensely competitive industry.

PolyMet faces intense competition from other mining and producing companies. In recent years, the mining industry has experienced significant consolidation among some of the Company's competitors, as a result these companies may be more diversified than PolyMet. The Company cannot assure you that the result of current or further consolidation in the industry will not adversely affect it.

In addition, because mines have limited lives the Company must periodically seek to replace and expand its reserves by acquiring new properties. Significant competition exists to acquire properties producing or capable of producing copper, nickel and other metals.

PolyMet is dependent on its key personnel.

The Company's success depends on key members of management. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. PolyMet's ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and it cannot be certain that it will be able to attract and retain such personnel.

PolyMet may experience delays, higher than expected costs, difficulties in obtaining environmental permits and other obstacles when implementing its capital expenditure projects.

The Company is investing heavily in various facets of its NorthMet Project. The project is subject to a number of risks that may make it less successful than anticipated, including:

• it may encounter delays or higher than expected costs completing the environmental review process necessary before construction and operating permits can be issued and the process for issuance of the permits make take longer than the Company anticipates;

• it may encounter delays or higher than expected costs in obtaining the necessary equipment or services to build and operate the project, and

• adverse mining conditions may delay and hamper its ability to produce the expected quantities of minerals.

If the Company is unable to successfully manage these risks, its growth prospects and profitability may suffer.

PolyMet may be subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions could impede our access to capital or increase the cost of capital. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to, among other things, deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for its operations. PolyMet's access to additional capital may not be available on terms acceptable to it or at all.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact PolyMet's ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, PolyMet's operations could be adversely affected and the trading price of its shares could be adversely affected. As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, PolyMet is subject to the risk of loss of its deposits with financial institutions that hold its cash.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for its operations. PolyMet's access to additional capital may not be available on terms acceptable to it or at all.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact PolyMet's ability to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, PolyMet's operations could be adversely affected and the trading price of its shares could be adversely affected. As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, PolyMet is subject to the risk of loss of its deposits with financial institutions that hold its cash.

Risks Related to the Ownership of PolyMet's Stock

PolyMet may experience volatility in its stock price.

The Company's common shares are listed for trading on the Toronto Stock Exchange and on the New York Stock Exchange Amex. Its shareholders may be unable to sell significant quantities of the common shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of its common shares may be affected significantly by factors such as changes in the Company's operating results, the availability of funds, fluctuations in the price of metals, the interest of investors, traders and others in development stage public companies such as PolyMet and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization development companies similar to PolyMet, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values, or the future prospects of such companies. There can be no assurance that future fluctuations in the price of PolyMet's shares will not occur.

A large number of shares will be eligible for future sale and may depress PolyMet's stock price.

The Company's shares that are eligible for future sale may have an adverse effect on the price of its stock. As of 31 January 2010 there were 148,980,791 of PolyMet's common shares outstanding. The average trading volume for the three months prior to 31 January 2010 was approximately 95,000 shares per day on the Toronto Stock Exchange and 434,000 shares per day on the New York Stock Exchange Amex. Sales of substantial amounts of the Company's common shares, or a perception that such sales could occur, and the existence of options or warrants to purchase common shares at prices that may be below the then current market price of PolyMet's common shares, could adversely affect the market price of PolyMet's common shares and could impair the Company's ability to raise capital through the sale of its equity securities.

Your ownership interest, voting power and the market price of PolyMet's common stock may decrease because the Company has issued, and may continue to issue, a substantial number of securities convertible or exercisable into its common stock.

The Company has issued common shares and options, and warrants to purchase its common shares to satisfy its obligations and fund its operations. In the future, because it currently does not have a source of revenue, the Company will likely issue additional common shares, options, warrants, preferred stock or other securities exercisable for or convertible into PolyMet's common shares to raise money for its continued operations or as non-cash incentives to its own and its subsidiaries' directors, officers, insiders, and key employees. If additional sales of equity occur, your ownership interest and voting power in PolyMet will be diluted and the market price of the Company's common shares may decrease.

Under PolyMet's 2007 Omnibus Share Compensation Plan (the "Plan") which was adopted on 25 May 2007, approved by the Company's shareholders on 27 June 2007, options may be granted equal in number the greater of (i) 10% of the Company's issued and outstanding common shares and (ii)18,592,888 common shares, representing 13.62% of the Company's outstanding common shares at the time of the approval of the Plan, of which 4,640,000 common shares are reserved for issuance as awards other than options. As of 31 January 2010 options were issued or could be issued to purchase up to 13,952,888 shares. Under the PolyMet's bonus share incentive plan (the "Bonus Plan") for its directors and key employees approved by the disinterested shareholders at the Company's shareholders' meeting held on 28 May 2004 PolyMet may issue an additional 3,640,000 shares upon achieving certain milestones.

Upon any issuances or exercise of options issued, the ownership interests and voting power of existing shareholders may be further diluted.

PolyMet has a Shareholders Rights Plan Agreement and certain employment and management contracts that contain provisions designed to discourage a change of control.

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan ("Rights Plan"), which was approved by the Company's shareholders' on 27 June 2007 and modified by the Company's shareholders on 17 June 2008. The Rights Plan and certain employment and management agreements contain provisions that could discourage an acquisition or change of control without PolyMet's board of directors' approval. Under the Shareholders Rights Plan, if a shareholder individually or in concert with other shareholders acquires 20% or more of the Company's common shares outstanding without complying with the Shareholder Rights Plan or without the approval of its Board of Directors, all holders of record will have a right to one common share for each share owned. Each right entitles the holder to a certain number of shares, as calculated under the Rights Plan. PolyMet has also entered into agreements with certain key employees and officers that contain severance provisions in the event of a take-over bid. The Rights Plan and the preceding agreements may make it more difficult for a third party to acquire control of the Company, even if such a change of control is more beneficial to shareholders.

Because PolyMet believes that it will be classified as a passive foreign investment company (a PFIC), U.S. holders of the Company's common stock may be subject to United States federal income tax consequences that are worse than those that would apply if it was not a PFIC.

Because PolyMet believes that it will be classified as a passive foreign investment company (a PFIC), U.S. holders of the Company's common stock may be subject to United States federal income tax consequences that are worse than those that would apply if it was not a PFIC, such as ordinary income treatment plus a charge in lieu of interest upon a sale or disposition of shares of the Company's common stock even if the shares were held as a capital asset. See "Certain United States Federal Income Tax Consequences" in PolyMet's Form 20-F / Annual Information Form on file with the SEC and Canadian securities authorities.

Conflicts of Interest

Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the New York Stock Exchange Amex and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Canadian National Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company's operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company's internal controls over financial reporting or the Company's independent auditors providing an adverse opinion regarding management's assessment. Any such result could cause investors to lose confidence in the Company's reported financial information, which could have a material adverse effect on the Company's stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

Critical Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets.

Mineral Property, Plant and Equipment

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares.

As a result of the DFS on the NorthMet Project, the Project entered the development stage effective 1 October 2006. The Company has deferred mineral property development expenditures related to the NorthMet Project from that date.

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate. Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

The Company performs impairment tests on its mineral property, plant and equipment when events or changes in circumstances indicated that the carrying values of assets may not be recoverable. These tests require the comparison of the undiscounted future cash flows to be derived from these assets with the carrying value of the assets. If a shortfall exists, the assets are written down to fair value, determined primarily using discounted cash flow models.

Stock Based Compensation and Share Purchase Warrants

All stock-based awards made to directors, employees and non-employees are measured and recognized using a fair value based method. For directors and employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to contributed surplus, on a graded method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

When the Company amends the terms of either stock options or share purchase warrants, the incremental change in the fair value of the options or warrants due to the amendment is booked to warrant amendment expense and contributed surplus.

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110, *Asset Retirement Obligations* ("CICA 3110") which requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting year-end. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

Financial Instruments

Section 3855 of the CICA Handbook requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. All financial assets and liabilities have been classified as either held-to-maturity, available-for-sale, held for trading or loans and receivables effective 1 February 2007. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

Disclosure Controls and Procedures

Management of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that at 31 January 2010 the Company's disclosure controls and procedures were effective in providing reasonable assurance that material information regarding this annual report and other disclosures was made known to them on a timely basis. In reaching this conclusion, the Company recognizes two factors that must be and are present:

a) the Company is dependent upon its advisors and consultants (primarily legal counsel) to assist in recognizing, interpreting and understanding and complying with the various securities regulations disclosure requirements, and

b) an active Board of Directors and Management with open lines of communication.

It should be noted that while the Company's Management believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objects of the control system are met.

Internal Controls over Financial Reporting

Management of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management has assessed the effectiveness of the Company's internal control over financial reporting as at 31 January 2010. In making its assessment, management has used the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the Company's internal control over financial reporting.

As a result, management concluded that the Company's internal control over financial reporting was effective as at 31 January 2010.

There have been no changes in the Company's internal control over financial reporting during the year ended 31 January 2010 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Management's Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company's internal control over financial reporting during the year ended 31 January 2010 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Additional Information

Additional information related to the Company is available for view on SEDAR and EDGAR, respectively, at www.sedar.com and www.sec.gov, and at the Company's website www.polymetmining.com.

POLYMET MINING CORP.

(a development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 January 2010, 2009 and 2008

US Funds

MANAGEMENT REPORT

Management's Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the "Company) are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and include certain estimates that reflect management's best judgments.

The Company's Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002. The Audit Committee meets at least on a quarterly basis.

Management's Annual Report on Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with GAAP.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as at 31 January 2010. In making its assessment, management has used the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the Company's internal control over financial reporting. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as at that date.

The effectiveness of the Company's internal control over financial reporting as at 31 January 2010 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.





Joseph Scipioni
President and Chief Executive Officer

Douglas Newby
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Shareholders of PolyMet Mining Corp.

We have completed integrated audits of PolyMet Mining Corp.'s 2010, 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at January 31, 2010.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of PolyMet Mining Corp. (the "Company") as at January 31, 2010 and January 31, 2009, and the related consolidated statements of loss, other comprehensive loss and deficit, changes in shareholders' equity and cash flows for each of the years in the three year period ended January 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2010, in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited PolyMet Mining Corp.'s internal control over financial reporting as at January 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at January 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
April 30, 2010

PolyMet Mining Corp.
(a development stage company)

CONSOLIDATED BALANCE SHEETS

As at January 31
All figures in Thousands of U.S. Dollars

	2010	2009 (restated – Note 2)
ASSETS		
Current		
Cash and equivalents	$ 21,282	$ 7,354
Accounts receivable and advances	88	69
Investment (Note 13)	140	57
Prepaid expenses	512	470
	22,022	7,950
Deferred Financing Costs (Note 14c)	1,794	1,739
Mineral Property, Plant and Equipment (Notes 3 and 4)	115,832	91,910
	$ 139,648	$ 101,599
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 2,953	$ 2,797
Current portion of long term debt (Note 5)	2,000	1,250
Current portion of asset retirement obligation (Note 6)	756	321
	5,709	4,368
Long term		
Long term debt (Note 5)	8,529	10,063
Convertible debt (Note 7)	25,253	13,943
Asset retirement obligation (Note 6)	2,590	2,890
Total Liabilities	42,081	31,264
SHAREHOLDERS' EQUITY		
Share Capital – (Note 8)	132,066	105,312
Contributed Surplus – (Note 8d)	36,979	27,549
Accumulated Other Comprehensive Income	71	—
Deficit	(71,549)	(62,526)
	97,567	70,335
Total Liabilities and Shareholders' Equity	$ 139,648	$ 101,599

Contingent Liabilities and Commitments (Notes 4, 6 and 14)

ON BEHALF OF THE BOARD:





William Murray
Director

David Dreisinger
Director

– SEE ACCOMPANYING NOTES –

CONSOLIDATED STATEMENTS OF LOSS, OTHER COMPREHENSIVE LOSS AND DEFICIT

For the Years Ended 31 January All figures in Thousands of U.S. Dollars, except per share amounts	2010	2009 (restated – Note 2b)	2008 (restated – Note 2b)
General and Administrative			
Amortization	31	31	56
Asset retirement obligation accretion	408	443	434
Consulting fees	63	45	73
Investor relations and financing	420	169	270
Office and corporate wages	1,387	1,247	1,681
Professional fees	371	512	652
Shareholders' information	248	311	373
Stock-based compensation (Notes 8b) and 8c))	915	487	635
Transfer agent and filing fees	63	158	127
Travel	332	424	532
Warrant amendment (Notes 2b), 7 and 8e))	4,920	544	—
	9,158	4,371	4,833
Other Expenses (Income)			
Interest income, net	(5)	(154)	(1,168)
Loss (gain) on foreign exchange	24	156	(566)
Investment loss (Note 13)	—	1,365	1,050
Rental income	(154)	(215)	(25)
	(135)	1,152	(709)
Loss for the Year	9,023	5,523	4,124
Other Comprehensive Income			
Unrealized gain on investment	71	—	—
Comprehensive Loss	8,952	5,523	4,124
Loss for the Year	9,023	5,523	4,124
Deficit Beginning of the Year	62,526	57,003	52,879
Deficit End of Year	$ 71,549	$ 62,526	$ 57,003
Basic and Diluted Loss per Share	$ (0.06)	$ (0.04)	$ (0.03)
Weighted Average Number of Shares	139,456,827	137,187,927	133,697,572

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

All figures in Thousands of U.S. Dollars, except for Shares

	Common Shares (Note 8)				Other Compre-hensive Income	Deficit (restated – Note 2)	Total
	Authorized Shares	Shares	Amount	Contributed Surplus			
Balance – 31 January 2007	Unlimited	121,378,876	72,923	9,614	—	(52,879)	29,658
Loss for the year	—	—	—	—		(4,124)	(4,124)
Shares and warrants issued:							
Exercise of options	—	462,200	303	—		—	303
Fair value of stock options exercised	—	—	212	(212)		—	—
Private placement, finders' fees and issuance costs	—	15,149,999	31,177	8,346		—	39,523
Stock-based compensation	—	—	—	3,077		—	3,077
Balance – 31 January 2008 (restated – Note 2)	Unlimited	136,991,075	$ 104,615	$ 20,825	$ —	$ (57,003)	$ 68,437
Loss for the year	—	—	—	—		(5,523)	(5,523)
Shares and warrants issued:							
Exercise of options	—	312,800	452	—		—	452
Fair value of stock options exercised	—	—	245	(245)		—	—
Convertible debt – conversion factor and warrants (Note 7)	—	—	—	691		—	691
Accrual of Milestones 2 and 4 Bonus Shares (Note 14)	—	—	—	3,912		—	3,912
Amendment to previously issued warrants (Note 8e))	—	—	—	544		—	544
Stock-based compensation	—	—	—	1,822		—	1,822
Balance – 31 January 2009 (restated – Note 2)	Unlimited	137,303,875	$ 105,312	$ 27,549	$ —	$ (62,526)	$ 70,335
Loss for the year	—	—	—	—		(9,023)	(9,023)
Other comprehensive income for the period	—	—	—	—	71	—	71
Shares and warrants issued:							
Equity offering and issuance costs	—	9,433,962	24,501	—		—	24,501
Exercise of options	—	775,000	477	—		—	477
Fair value of stock options exercised	—	-	307	(307)		—	—
Exercise of warrants	—	167,954	494	—		—	494
Fair value of warrants exercised	—	—	254	(254)		—	—
Convertible debt – conversion factor and warrants (Note 7)	—	—	—	352		—	352
Accrual of Milestones 2 and 4 Bonus Shares (Note 14)	—	—	—	4,200		—	4,200
Amendment to previously issued warrants (Notes 7 and 8e))	—	—	—	4,920		—	4,920
Issuance of Milestone 2 Bonus Shares (Note 14)	—	1,300,000	721	(721)		—	—
Stock-based compensation (Note 8c))	—	—	—	1,240		—	1,240
Balance – 31 January 2010	Unlimited	148,980,791	$ 132,066	$ 36,979	$ 71	$ (71,549)	$ 97,567

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended 31 January *All figures in Thousands of U.S. Dollars*	2010	2009 *(restated – Note 2)*	2008 *(restated – Note 2)*
Operating Activities			
Loss for the year	**$ (9,023)**	$ (5,523)	$ (4,124)
Items not involving cash			
Amortization	**31**	31	56
Asset retirement obligation accretion	**408**	443	434
Investment loss (Note 13)	**—**	1,365	1,050
Stock-based compensation	**915**	487	635
Warrant amendment (Notes 7 and 8e))	**4,920**	544	—
Changes in non-cash working capital items			
Accounts receivable and advances	**(19)**	99	(107)
Prepaid expenses	**(42)**	323	(583)
Accounts payable and accrued liabilities	**381**	(1,059)	(51)
Net cash used in operating activities	**(2,429)**	(3,290)	(2,690)
Financing Activities			
Share capital - for cash	**25,472**	452	39,826
Long-term debt repayment	**(1,250)**	(1,400)	(2,000)
Convertible debt	**9,944**	14,333	—
Deferred financing costs	**(55)**	(49)	(293)
Net cash provided by financing activities	**34,111**	13,336	37,533
Investing Activities			
Purchase of investment	**—**	—	(2,495)
Purchase of mineral property, plant and equipment	**(17,754)**	(22,776)	(21,161)
Net cash used in investing activities	**(17,754)**	(22,776)	(23,656)
Net Increase (Decrease) in Cash and Cash Equivalents Position	**13,928**	(12,730)	11,187
Cash and Cash Equivalents Position – Beginning of Year	**7,354**	20,084	8,897
Cash and Cash Equivalents Position – End of Year	**$ 21,282**	$ 7,354	$ 20,084

– SEE ACCOMPANYING NOTES –

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1. Nature of Business

PolyMet Mining Corp. (the "Company") was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company's primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company's investment in the NorthMet Project and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of a Definitive Feasibility Study ("DFS") prepared by Bateman Engineering (Pty) Ltd. ("Bateman") that confirms the economic and technical viability of the NorthMet Project and, as such, the Project has moved from the exploration stage to the development stage.

2. Significant Accounting Policies and Restatements

a) Significant Accounting Policies

The consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options, convertible debt and share purchase warrants, and the assessment of impairment in value of long lived assets. Actual results could differ from these estimates. Significant differences from United States generally accepted accounting principles are disclosed in Note 16.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Poly Met Mining, Inc. Inter-company balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.

Mineral Property, Plant and Equipment

Mineral property

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash, debt and fair market value of common shares.

Upon commencement of production, mineral properties and acquisition costs relating to mines are amortized over the estimated life of the proven and probable mineral reserves to which they relate, calculated on a unit of production basis.

As a result of the DFS on the NorthMet Project, the Project entered the development stage effective 1 October 2006. The Company has deferred mineral property development expenditures related to the NorthMet Project from that date.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

Plant and equipment

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.

Depreciation of plant and equipment is provided on a straight-line basis over the estimated economic life of the assets as follows:

Leasehold improvements – Straight-line over the term of the lease

Furniture and equipment – Straight-line over 10 years

Computers – Straight-line over 5 years

Computer software – Straight-line over 1 year

Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Basic and diluted losses per share are the same for the periods reported, as the effect of potential issuances of shares under warrant or share option agreements would be anti-dilutive.

Foreign Currency Translation

The United States ("U.S.") dollar is the functional currency of the Company's business. Accordingly, amounts in these consolidated financial statements are expressed in U.S. dollars unless otherwise stated. The Company's non-U.S. operations are considered to be integrated with the U.S. operations and have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet dates and non-monetary assets and liabilities are translated at the exchange rate in effect at the times of the transactions. Revenue and expense items are translated at rates approximating the exchange rate in effect at the time of the transactions, except for amortization which is translated at historical rates. Translation gains and losses are reflected in the consolidated statement of loss in the year incurred.

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2. Significant Accounting Policies and Restatements – Continued

Stock Based Compensation and Share Purchase Warrants

All stock-based awards made to directors, employees and non-employees are measured and recognized using a fair value based method. For directors and employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to contributed surplus, on a graded method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

When the Company amends the terms of either stock options or share purchase warrants, the incremental change in the fair value of the options or warrants due to the amendment is booked to warrant amendment expense and contributed surplus.

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110, *Asset Retirement Obligations* ("CICA 3110") which requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.

Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

Impairment of Long-Lived Assets

The Company performs impairment tests on its mineral property, plant and equipment when events or changes in circumstances indicate that the carrying values of assets may not be recoverable. These tests require the comparison of the undiscounted future cash flows to be derived from these assets with the carrying value of the assets. If a shortfall exists, the assets are written down to fair value, determined primarily using discounted cash flow models.

b) Recent Accounting Pronouncements and Restatements

The Company has adopted the following CICA standards effective for the Company commencing 1 February 2009:

(i) In 2009 the Accounting Standards Board amended CICA handbook Section 3872 – Financial Instruments – Disclosures ("Section 3862"), to require enhanced disclosures – a "fair value hierarchy" that classifies financial instruments at one of three levels according to the relatively reliability of the inputs used to estimated the fair values. The new requirements of this standard are addressed in Note 15.

(ii) Section 3064 - Goodwill and Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and other intangible assets. As a result of this standard, the CICA withdrew EIC 27, Revenue and Expenses during the pre-operating period. With the withdrawal of EIC 27, the Company is no longer able to defer operating costs and revenues incurred prior to commercial production at its development project. The adoption of this standard resulted in the Company retroactively ceasing to capitalize to mineral property accretion related to asset retirement obligations in its consolidated financial statements.

The Company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	Year Ended 31 January 2009		Year Ended 31 January 2008	
	As Previously Reported	Restated	As Previously Reported	Restated
Mineral Property Plant and Equipment	$ 93,067	$ 91,910	$ 65,019	$ 64,305
Loss for the period	4,536	4,979	3,690	4,124
Deficit	60,825	61,982	56,289	57,003
Loss per share	0.03	0.04	0.03	0.03

(iii) EIC – 173 – Credit Risk and Fair Value of Financial Assets and Liabilities. This standard provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities. The adoption of this standard did not have any effect on the Company's financial statements.

(iv) EIC – 174 – Mining Exploration Costs. This standard provides guidance on the accounting and impairment review of exploration costs. The adoption of this standard did not have any effect on the Company's financial statements.

There were no new accounting standards issued during the period that are expected to impact the Company.

Effective 1 November 2009, the Company changed its accounting policy for accounting for amendments to warrants. Prior to this date, if the amendment related to warrants held by existing equity holders, the Company would debit the increase in fair value as a result of an amendment to the warrants to share capital. Under its new accounting policy, the Company records the debit to warrant amendment expense. This change in accounting policy has been applied retroactively, the impacts on certain line items of the financial statements with significant changes, after taking into account the above restatement with respect to Section 3064 / EIC 27, were as follows:

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2. Significant Accounting Policies and Restatements – Continued

Line Item	Year Ended 31 January 2009	
	As Previously Reported	**Restated**
Share Capital	104,768	**105,312**
Loss for the period	4,979	**5,523**
Deficit	61,982	**62,526**
Loss per share	0.04	**0.04**

3. Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

Pursuant to an agreement dated 4 January 1989, subsequently amended and assigned, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The original term of the renewable lease was 20 years and called for total lease payments of $1,475,000. The Company has renewed the lease by making a payment of $150,000 in January 2010. All lease payments have been paid to 31 January 2010.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company's recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine. PolyMet intends to acquire surface rights through a land exchange with or direct acquisition of surface rights from the United States Forest Service, which costs have been included in the capital cost estimate of the Project.

4. Mineral Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	Net Book Value
31 January 2010			
NorthMet Project	$ 115,620	$ —	$ 115,620
Leasehold improvements	47	30	17
Computers	418	276	142
Furniture and equipment	142	89	53
	$ 116,227	$ 395	$ 115,832
31 January 2009			
NorthMet Project	$ 91,707	$ —	$ 91,707
Leasehold improvements	47	21	26
Computers	224	125	99
Furniture and equipment	137	59	78
	$ 92,115	$ 205	$ 91,910

Erie Plant, Minnesota, U.S.A.

On 15 November 2005, the Company exercised an option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement with Cliffs.

The consideration for the purchase was $1 million in cash, $2.4 million in notes payable and the issuance of 6,200,547 common shares (at fair market value of $7,564,000) in the capital stock of the Company. The final instalment of the notes payable was paid on 30 June 2008 (Note 5).

On 20 December 2006, the Company closed a transaction (the "Asset Purchase Agreement II") in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totalling 2 million shares and $15 million in cash and debt was in four tranches:

- 2 million shares of PolyMet, paid at closing;

- $1 million in cash, paid at closing;

- $7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly starting 31 December 2006 at the *Wall Street Journal* Prime Rate; and

- $7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest was payable until 31 December 2009 after which it is payable quarterly at the *Wall Street Journal* Prime Rate, accordingly the debt was fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,346,000 (Note 6) less accretion of $1,559,000 charged to retained earnings has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Interest and loan accretion on the long-term and convertible debt to 31 January 2010 in the amount of $4,608,000 (2009 - $2,264,000) has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use no amortization of these assets has been recorded to 31 January 2010.

5. Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 4) the Company's wholly owned subsidiary Poly Met Mining, Inc. ("PolyMet US") signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note was interest bearing at the annual simple rate of four percent (4%) and the final payment was made on June 2008. The second note is interest bearing at the *Wall Street Journal* Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the *Wall Street Journal* Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest was payable on the third note until 31 December 2009. Accordingly it was fair valued, for balance sheet purposes, by discounting it at 8.25%. If PolyMet were to default on individual elements of the transactions with Cliffs, the assets associated with the default could revert to Cliffs' control.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

5. Long Term Debt – Continued

As at 31 January 2010 the outstanding long term debt was as follows:

	31 January 2010		31 January 2009	
Notes Payable	$	10,499	$	11,299
Accrued interest		30		14
Total debt		10,529		11,313
Less current portion		(2,000)		(1,250)
Long term debt	$	8,529	$	10,063

6. Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company's operations. Under current regulations, the Company is contracted to indemnify Cliff's requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company's estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 January 2010 and under Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company's estimate of the fair value of the asset retirement obligation at 31 January 2010 was $3,346,000 (2009 - $3,211,000). These were based upon a 31 January 2010 undiscounted future cost of $21.6 million for the first Cliffs transaction and $2.0 million for Cliffs II, an annual inflation rate of 2.00%, credit-adjusted risk free interest rates of 10.00% to 12.00% and a mine life of 20 years and a reclamation period of 9 years.

In March 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency ("MPCA") relating to alleged violations on the Cliffs Erie Property. This consent decree requires submission of a short-term mitigation plan by May 20, 2010 and subsequent approval of that plan by the MPCA. As part of its prior transactions with Cliffs (Note 4), PolyMet has agreed to indemnify Cliffs for certain on-going site environmental liabilities. As such, the Company has included its best estimate of the liabilities related to this consent decree in its asset retirement obligation for the year ended 31 January 2010.

7. Convertible Debt

On 31 October 2008, the Company entered into a financing with Glencore AG ("Glencore") for an aggregate of US$50 million floating rate secured debentures due on 30 September 2011 (the "Debentures") to be issued by PolyMet US, and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet's option, for payments on or before 30 September 2009, and at Glencore's option thereafter. At 31 January 2010, $1,314,000 of interest had been added to the principal amount of the debt. The Debentures are secured by all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet's 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at Glencore's option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet's shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore's option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between 1 October 2009 and 30 September 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between 1 October 2010 and 30 September 2011 would be at 102.5% of the outstanding principal.

US$7.5 million of the Debentures were issued on 31 October 2008, an additional US$7.5 million of the Debentures were issued on 22 December 2008, $5 million of the Debentures were issued on 18 June 2009 and an additional US$5 million of the Debentures were issued on 31 August 2009.

The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, may be issued upon publication of the Final Environmental Impact Statement in the State of Minnesota's Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions as well as agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of those parts of the Erie Plant acquired by PolyMet under Asset Agreement II.

On 31 October 2008, PolyMet issued to Glencore warrants ("Glencore Warrants") to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The Glencore Warrants expire on 30 September 2011. If the volume-weighted 20-day average price of PolyMet's common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

The Company has accounted for the initial US$7.5 million of the Debentures and the 6.25 million common share warrants by allocating the $7.5 million between the debt, the exchangeable feature of the debt and the warrants based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at 31 October 2008 (3.2075%) plus 4%. Costs related to the financing of $652,000 have been recorded against the convertible debt.

The Company has accounted for the second, third and fourth advances of US$7.5 million, US$5 million and US$5 million, respectively, of the Debentures by allocating the principal amounts between the debt and the exchangeable feature of the debt based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at 31 October 2008 (3.2075%) plus 4%. Costs related to the financings of $43,000, $16,000 and $12,000, respectively, have been recorded against the convertible debt.

On 17 November 2009, the Company announced that it agreed to modify certain terms of the above transaction. Under the new terms the Glencore Warrants entitle Glencore to purchase 6.25 million common shares of PolyMet at US$3.00 and expire on September 30, 2011. If the 20-day volume weighted average price of PolyMet's shares is 150% of the exercise price or more ($4.50), and the Final EIS has been published in the Minnesota Department of Natural Resources EQB Monitor, PolyMet can accelerate the expiration of the Glencore Warrants to not less than 21 business days after the notice of acceleration. The incremental $158,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

Separately in November 2009, PolyMet agreed to modify the terms of the final $25 million Tranche E of the $50 million Debenture with Glencore such that Tranche E, if drawn, can be exchanged at US$2.65 per share. The first four tranches totaling US$25 million (excluding capitalized interest) that have already been drawn will continue to be exchangeable at US$4.00 per share.

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8. Share Capital

a) Share Issuances for Cash

During the year ended 31 January 2010 the Company issued the following shares for cash:

i)   On 24 November 2009, the Company had closed an equity financing with Glencore for 3,773,585 common shares at $2.65 per share for gross proceeds of $10 million. On 26 January 2010, the Company closed the second tranche of the previously announced equity financing with Glencore of an additional 5,660,377 common shares at $2.65 per common share for gross proceeds of $15 million. Transactions costs for these two financings totaled $499,000;

ii) 775,000 shares pursuant to the exercise of stock options for total proceeds of $477,000, and

iii) 167,954 shares pursuant to the exercise of share warrants for total proceeds of $494,000.

During the year ended 31 January 2009 the Company issued 312,800 shares pursuant to the exercise of stock options for total proceeds of $452,000.

During the year ended 31 January 2008 the Company issued the following shares for cash:

i)   On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 (see amendment below), subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders' fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above, and

ii) 462,200 shares pursuant to the exercise of stock options for total proceeds of $303,000.

b) Stock Options

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan ("Stock Option Plan"), which was approved by the Company's shareholders' on 27 June 2007. The Stock Option Plan covers the Company's employees, directors, officers and consultants. The options are granted for varying terms ranging from two to seven years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 3,640,000 common shares are reserved for issuance as awards other than options (Note 14a).

Details of stock option activity are as follows:

	31 January 2010 Options	31 January 2009 Options	31 January 2008 Options
Outstanding – Beginning of year	12,615,000	11,312,800	9,090,000
Granted	1,585,000	1,690,000	2,685,000
Cancelled / Forfeited	(350,000)	(75,000)	—
Exercised	(775,000)	(312,800)	(462,200)
Outstanding – End of year	13,075,000	12,615,000	11,312,800

At the Annual and Special Meeting of the shareholders of PolyMet on 24 June 2009, the disinterested shareholders of the Company approved an extension of the expiry date by two years of all stock options outstanding as at 24 June 2009.

As at 31 January 2010, the following director, officer, consultant and employee stock options were outstanding:

Expiry Date	Exercise Price (US$)	Exercise Price (CDN$)	Number of options outstanding
5 July 2011	0.62	0.66	825,000
18 October 2011	0.74	0.79	50,000
30 March 2012	0.61	0.65	85,000
1 May 2012	0.79	0.85	350,000
15 June 2012	0.88	0.94	40,000
19 September 2012	1.27	1.36	1,540,000
24 October 2012	1.12	1.20	200,000
5 December 2012	1.07	1.15	200,000
20 March 2013	2.58	2.76	2,900,000
19 June 2013	2.78	2.97	325,000
1 September 2013	3.57	3.82	300,000
22 September 2013	3.28	3.51	75,000
5 January 2014	3.08	3.30	525,000
13 February 2014	2.99	3.20	1,250,000
8 March 2014	2.88	3.08	400,000
12 March 2014	2.92	3.12	250,000
23 March 2014	2.89	3.09	50,000
4 September 2014	3.00	3.21	360,000
12 December 2014	3.05	3.26	205,000
11 January 2015	3.03	3.24	70,000
31 January 2015	2.87	3.07	100,000
15 February 2015	2.72	2.91	500,000
2 June 2015	3.92	4.19	100,000
30 July 2015	3.22	3.44	175,000
30 January 2016	0.82	0.88	615,000
17 February 2016	0.82	0.88	1,410,000
15 October 2016	2.67	2.86	115,000
8 January 2017	3.54	3.79	60,000
	2.07	2.22	13,075,000

As at 31 January 2010 all options had vested and were exercisable, with the exception of 57,500 which vest incrementally until October 15, 2010 and 1,812,500 which vest upon completion of specific targets.

c) Stock-Based Compensation

During the year ended 31 January 2010, the Company granted 1,585,000 options to directors, officers, consultants and employees with an average exercise price of USD$1.14 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	1.30% to 1.69%
Expected dividend yield	Nil
Expected stock price volatility	81.97% to 107.32%
Expected option life in years	2.33

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8. Share Capital – Continued

The weighted fair value of options granted during the period was US$0.56. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

During the year ended 31 January 2010, the Company recorded $1,240,000 for stock based compensation in its accounts as an expense of $915,000 and a debit to mineral property, plant and equipment of $325,000, with the offsetting entries going to contributed surplus. The total for the year included the amortization of the fair value cost of existing stock options and the impact of the two year extension of the term of all options outstanding at 24 June 2009 ($339,000).

During the year ended 31 January 2009, the Company granted 1,690,000 options to directors, officers, consultants and employees with an average exercise price of USD$1.81 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	1.54% to 3.23%
Expected dividend yield	Nil
Expected stock price volatility	56.52% to 83.90%
Expected option life in years	2.33

The weighted fair value of options granted during the period was US$0.79. During the year ended 31 January 2009, the Company recorded $1,822,000 for stock based compensation in its accounts as an expense of $487,000 and a debit to mineral property, plant and equipment of $1,335,000, with the offsetting entries going to contributed surplus.

During the year ended 31 January 2008, the Company granted 2,685,000 options to directors, officers, consultants and employees with an average exercise price of US$2.97 per option. The fair value of these options estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.23% to 4.35%
Expected dividend yield	Nil
Expected stock price volatility	62.47% to 65.02%
Expected option life in years	2.33

The weighted fair value of options granted was US$1.29 (Cdn$1.36). During the year ended 31 January 2008, the Company recorded $3,077,000 in the accounts of the Company as an expense of $635,000 and a debit to mineral property, plant and equipment of $2,442,000 with the offsetting entries going to contributed surplus.

d) Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	31 January 2010		31 January 2009	
Balance – Beginning of year	$	27,549	$	20,825
Current year fair value of stock-based compensation		1,240		1,822
Fair value of exchangeable warrants and debt conversion (Note 7)		352		691
Change in fair value of warrants amended (Notes 7, 8a and e))		4,920		544
Issuance of Milestone 2 Bonus Shares (Note 14)		(721)		—
Accrual of Bonus Shares for Milestones 2 and 4 (Note 14a))		4,200		3,912
Fair value of stock options exercised during the year		(561)		(245)
Balance – End of year	$	36,979	$	27,549

e) Share Purchase Warrants

Details of stock purchase warrant activity are as follows:

	31 January 2010		31 January 2009	
	Warrants	**Weighted Average Exercise (US$) Price**	Warrants	Weighted Average Exercise (US$) Price
Warrants outstanding – beginning of period	15,370,000	4.74	9,120,000	4.00
Cancelled (Notes 7 and 8e))	(10,260,000)	4.52	(8,020,000)	4.00
Exercised (Note 8a))	(335,908)	3.00	—	—
Issued	4,010,000	3.00	4,010,000	3.00
Issued (Note 8a))	—	—	4,010,000	5.50
Issued (Note 7)	6,250,000	3.00	6,250,000	5.50
Warrants outstanding – end of year	15,034,092	3.74	15,370,000	4.74

On 17 April 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders' fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

- 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and October 13, 2009, and

- 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet's volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8. Share Capital – Continued

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus in the year ended 31 January 2009.

In October 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire on October 13, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and 31 December, 2009. The incremental $1,005,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

In November 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire the earlier of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and 31 December, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 21 business days after publication of the final Environmental Impact Statement by the State of Minnesota in the state's Environmental Quality Board Monitor and 31 December 2010. The incremental $3,757,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

On 31 October 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 14c). These warrants have an exercise price of US$4.00 per share and expire on 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest.

All of the warrants are exercisable as at 31 January 2010, except for 500,000 which vest upon delivery of a bona fide offer of project financing.

f) Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan ("Rights Plan"), which was approved by the Company's shareholders' on 27 June 2007 and modified by the Company's shareholders on 17 June 2008. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of Cdn$50 per share, subject to adjustment (the "Exercise Price"). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

9. Supplemental Disclosure With Respect To Statements of Cash Flows

During the years ended 31 January 2010, 2009 and 2008 the Company entered into the following non-cash investing and financing activities:

	2010	2009	2008
Issued nil (2010 – nil; 2009 – nil; 2008 – 150,000) shares and 520,000 broker warrants for finders' fees on private placements	$ —	$ —	$ 1,108
Changes in accounts payable and accrued liabilities related to Investing Activities	$ 225	$ 1,970	$ 2,907

10. Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2010	2009	2008
Consulting fees paid to David Dreisinger, a Director of the Company	$ 59	$ 56	$ 63
Consulting fees paid to James Swearingen, a Director of the Company	—	—	55
Management fees paid to Group 4 Ventures, an affiliate controlled by the Executive Chairman of the Company	—	—	81
Rent and office charges paid to Baja Mining Corp., a company of which the Executive Chairman was a director	—	5	25
	$ 59	$ 61	$ 224

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2010, the Company paid $59,000 (2009 - $56,000 and 2008 - $63,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet Project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company's Executive Chairman and formerly its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past six years.

During the year ended 31 January 2010, the Company paid $nil (2009 - $nil and 2008 - $55,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to the Company's agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joe Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet's General Manager and Chief Operating Officer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

10. Related Party Transactions – Continued

The agreements with Dr. Dreisinger and Mr. Swearingen were entered into at a time when the Company's current business plans were being formulated and were month to month and oral in nature. Each agreement was approved by Mr. William Murray. They were discussed with the Company's board of directors who did not consider that formal approval and written contracts were necessary at that time. The Company believes that both of these contracts were at terms at least as good as could be obtained from third parties. The agreement with Mr. Swearingen was terminated effective January 1, 2008.

During the year ended 31 January 2010, the Company paid $nil (2009 - $nil and 2008 - $81,000) to Group 4 Ventures ("Group 4") for the provision of consulting services of Mr. Murray, at a fixed monthly rate in accordance with a written contract. These amounts were in addition to the salary paid to him during the year ended 31 January 2008 of $172,000. Effective 1 July 2007, Mr. Murray's employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as consulting fees and the contract with Group 4 was terminated.

During the year ended 31 January 2010, the Company paid $nil (2009 - $5,000 and 2008 - $25,000) to Baja Mining Corp. ("Baja") primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.

11. Income Taxes

The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates (2010 – 28.5% and 2009 – 30%) to the net loss as a result of the following:

	2010	2009
Provision for recovery of taxes at statutory rates	$ (2,583)	$ (1,361)
Tax benefit not recognized on current year losses	3,292	2,751
Differences in foreign tax rates	(85)	(9)
Change in valuation allowance	2,883	(2,001)
Non-deductible items and other	(3,507)	620
	$ —	$ —

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 January 2010 are as follows:

	2010	2009
Non-capital loss carry forwards	$ 14,573	$ 10,421
Unutilized exploration expenses	730	2,144
Capital assets	109	(36)
Total future income tax assets	15,412	12,529
Less: valuation allowance	(15,412)	(12,529)
Net future income tax allowance	$ —	$ —

The Company has income tax loss carry forwards of approximately $13.1 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2011 to 2030.

The Company has income tax loss carry forwards of approximately $29.7 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2011 to 2030. Virtually all of the unutilized exploration expenses are in the United States.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

12. Segmented Information

The Company is in the feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

	Canada	U.S.	Consolidated
2010			
Segment operating loss	$ 8,131	$ 892	$ 9,023
Identifiable assets	$ 21,391	$ 118,257	$ 139,648
2009			
Segment operating loss	$ 4,963	$ 560	$ 5,523
Identifiable assets	$ 7,221	$ 94,378	$ 101,599
2008			
Segment operating loss	$ 3,287	$ 837	$ 4,124
Identifiable assets	$ 20,359	$ 68,126	$ 88,485

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

13. Investment

During the quarter ended 31 July 2007, the Company acquired, for cash, common shares of a publicly traded Canadian mining company whose primary business is the operation of a recommissioned base metal mine. This investment represents less than 5% of the public mining company's outstanding common shares and was designated as available-for-sale and, as such, had been marked-to-market with the change in the fair value of the investment from acquisition to quarterly financial statements being recorded in Other Comprehensive Loss.

As at 31 January 2008, the Company determined that the investment has had an other than temporary decline in value. This determination was based on, among other factors, a significant drop in market price for the investment company's main product and a continued decline in the share price of the investment company. The initial acquisition cost of the investment was US$2,495,000 (C$2,618,000) and the fair value of the investment at 31 January 2008 was US$1,445,000 (C$1,440,000). As a result, the Company recorded an investment loss of $1,050,000 in its income statement and reversed the amounts that had previously been recorded in Other Comprehensive Loss during the year.

As at 31 January 2009, the Company determined that the investment has had an additional other than temporary decline in value. This determination was based on, among other factors, a continued drop in market price for the investment company's main product and a continued decline in the share price of the investment company. The fair value of the investment at 31 January 2009 was US$57,000. During the year, the Company recorded an additional investment losses totaling $1,365,000 due to declines in value.

14. Contingent Liabilities and Commitments

a) The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 January 2010, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought in 2010. To 31 January 2010, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3.

The summary of the share bonus plan is as follows:

	Bonus Shares	
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	(i) issued in May 2009
Milestone 3	2,350,000	(ii) issued
Milestone 4	3,640,000	(iii) and (iv)

(i) Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers. The bonus shares allocated to Milestone 2 are valued at C$0.75. During the year ended 31 January 2010, the Company accrued $357,000 related to Milestone 2 (2009 - $357,000; 2008 - $nil), these amounts were capitalized to Mineral Property, Plant and Equipment. This milestone was deemed to have been achieved in May 2009 and therefore the Company issued the shares to certain directors and insiders.

(ii) Milestone 3 – Completion of a "bankable feasibility study" which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the year ended 31 January 2007, the Company expensed a C$1,762,500 ($1,289,000) bonus as consulting fees and allotted 2,350,000 shares. These shares were issued in October 2006.

(iii) Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(iv) At the Annual General Meeting of shareholders of the Company, held on 17 June 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at US$3.80, the Company's closing trading price on 17 June 2008. During the year ended 31 January 2010, the Company accrued $3,843,000 related to Milestone 4 (2009 - $3,583,000; 2008 - $nil), these amounts were capitalized to Mineral Property, Plant and Equipment.

b) Pursuant to the Company's Asset Purchase Agreement with Cliffs (Note 4), for as long as Cliffs owns 1% or more of the Company's issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

c) On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services ("BNPP") whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company's common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet will also pay BNPP a monthly fee for its advice and assistance and pay the costs for BNPP's independent engineers.

d) On 13 October 2008, the Company entered into a collateral pledge agreement wherein it pledged a used drill rig which it owned against payments made by a supplier for parts that will be used in rebuilding the drill rig. The drill rig has a book value of $2,841,000 including the amount that the Company has capitalized related to an account payable of $1,016,000 for the full value of the parts.

e) On 31 October 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

f) On 31 January 2010, the Company had outstanding commitments related to equipment, rent, consultants and the environmental review process of approximately $1,000,000 predominantly due over the next year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15. Financial Instruments and Risk Management

Categories of financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading; held to maturity investment; loans and receivables; available-for-sale financial assets, and other financial liabilities. The carrying values of the Company's financial instruments are classified into the following categories:

	31 January 2010	31 January 2009
Held-for-trading (1)	$ 21,282	$ 7,354
Available-for-sale	140	57
Loans and receivables	88	69
Other financial liabilities (2)	38,735	28,053

(1) Includes cash and equivalents.
(2) Includes accounts payable and accrued liabilities, convertible debt and long-term debt.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The fair values of the Company's financial instruments are not materially different from their carrying values.

Risks arising from financial instruments and risk management

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange), credit risk, liquidity risk, interest rate risk and investment risk. Reflecting the current stage of development of the Company's NorthMet Project, PolyMet's overall risk management program focuses on facilitating the Company's ability to continue as a going concern and seeks to minimize potential adverse effects on PolyMet's ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the audit committee and the board of directors.

Foreign exchange risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and equivalents, receivables, investment or payables will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company's expenditures are in United States dollars, the Company has kept a significant portion of its cash and equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

As at 31 January 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	31 January 2010		31 January 2009	
Held-for-trading (1)	$	**157**	$	155
Available-for-sale		**140**		57
Loans and receivables		**25**		34
Other financial liabilities (2)		**(302)**		(255)
	$	**20**	$	(9)

(1) Includes cash and equivalents.
(2) Includes accounts payable and accrued liabilities.

Based on the above net exposures, as at 31 January 2010, a 10% change in the Canadian / United States exchange rate would impact the Company's earnings by $2,000.

Credit risk

Credit risk arises on cash and equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company's cash and equivalents are held through a large Canadian financial institution.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and equivalents.

Interest rate risk

Interest rate risk arises on cash and equivalents and long-term debt and fluctuations in the related interest rates. The Company has not hedged any of its interest rate risk.

As at 31 January 2010, the Company is exposed to interest rate risk through the following assets and liabilities:

	31 January 2010		31 January 2009	
Held-for-trading (1)	$	**21,282**	$	7,354
Other financial liabilities (2)		**33,782**		25,256

(1) Includes cash and equivalents.
(2) Represents long-term debt (Note 5) and convertible debt (Note 7).

PolyMet Mining Corp.
(a development stage company)

For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15. Financial Instruments and Risk Management – Continued

Investment risk

The Company's investment in the common shares of a publicly traded Canadian mining company (see Note 13) bears investment risk. The maximum exposure to investment risk is equal to the carrying value of the investment.

As at 31 January 2010, the Company is exposed to investment risk through the following assets:

	31 January 2010	31 January 2009
Available-for-sale (1)	$ 140	$ 57

(1) Includes investment.

Fair Value Measurements

PolyMet's financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company's financial assets and liabilities are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Investments in marketable securities are valued using quoted market prices in active markets, obtained from securities exchanges. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable (supported by little or no market activity) prices.

Cash equivalents are recorded at face value. Accounts receivable and advances are short-term in nature and represent the initial price of the good or service. Long term and convertible debt have been fair valued using assumptions with respect to interest rates relevant to similar debt taking into account the collateral involved.

The fair values of our financial assets and liabilities at 31 January 2010 are summarized in the following table:

	Fair Value – Quoted in active markets for identical assets (Level 1)	Fair Value – Significant other observable inputs (Level 2)	Fair Value – Significant unobservable inputs (Level 3)	Fair Value – Total	**Book Value**
Assets					
Cash and equivalents	—	—	21,282	21,282	**21,282**
Accounts receivable and advances			88	88	**88**
Investment	140	—	—	140	**140**
	140	—	21,370	21,510	**21,510**
Liabilities					
Accounts payable and accrued liabilities	—	—	2,953	2,953	**2,953**
Current portion of long term debt	—	—	2,000	2,000	**2,000**
Long term debt	—	—	8,529	8,529	**8,529**
Convertible debt	—	—	25,253	25,253	**25,253**
	—	—	38,735	38,735	**38,735**

Capital Management

Similar to other companies in the development stage, the Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. With the completion of the DFS and taking into account the current permitting process the Company is in, PolyMet will require additional funds through Project construction. Funding for the Project could come from a number of sources and include internal cash flows (for the second stage of the construction), bank project financing and capital market financing. During the upcoming fiscal year, the Company's objective is to identify the source or sources from which it will obtain the capital required to complete the Project.

The Company has no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders' equity, convertible debt and long-term debt. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to assist in management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors. The budgets are approved by the Company's Board of Directors.

Although the Company expects its current capital resources will be sufficient to carry out its plans and operations through 31 January 2011, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is currently in discussions to arrange sufficient capital to meet these requirements.

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16. Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The U.S. Securities and Exchange Commission requires that financial statements of foreign registrants contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. U.S. GAAP also requires additional disclosures which are set out in this financial statement note. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a) Under Canadian GAAP, all of the elements of the convertible debt transaction are fair valued and then allocated book value on a pro-rated basis. The conversion feature on the debt is treated as equity. Under US GAAP the conversion feature is treated as debt. This resulted in a $250,000 difference between convertible debt and shareholders' equity in the year ended 31 January 2010 (2009 - $250,000).

The effects of the above difference in accounting principle on convertible debt and shareholders' equity are as follows:

	2010	2009	2008
Convertible Debt – Canadian GAAP basis	$ 25,253	$ 13,943	$ —
Convertible Debt – US GAAP basis	$ 25,503	$ 14,193	$ —
Shareholders' Equity – Canadian GAAP basis	$ 97,567	$ 70,335	$ 68,437
Shareholders' Equity – US GAAP basis	$ 97,317	$ 70,085	$ 68,437

b) Development Stage Company

The Company meets the definition of a development stage enterprise under United States Accounting Standard Codification ("ASC") 915 (formerly Statement of Financial Accounting Standards ("SFAS") No. 7), Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under this standard. Management has determined, in accordance with ASC 915 that the Company was dormant for a period to 31 January 2002, as such the required disclosures have been included commencing from 1 February 2003.

CONSOLIDATED STATEMENTS OF LOSS, OTHER COMPREHENSIVE LOSS AND DEFICIT

Cumulative from 1 February 2003 to 31 January 2010

	Cumulative from 1 February 2003 to 31 January 2010 (unaudited)
Pre-feasibility Costs	**21,679**
General and Administrative	
Amortization	131
Asset retirement obligation accretion	1,565
Consulting fees	3,036
Investor relations and financing	1,262
Office and corporate wages	6,278
Professional fees	2,634
Shareholders' information	1,150
Stock-based compensation	11,331
Transfer agent and filing fees	730
Travel	2,364
Warrant amendment	5,464
	35,945
Other Expenses (Income)	
Interest income, net	(1,905)
Loss (gain) on foreign exchange	(161)
Gain on sale of resource properties	(220)
Loss on sale of property, plant and equipment	9
Investment loss	2,415
Rental income	(427)
	(289)
Cumulative Loss for the Period and Comprehensive Loss	57,335
Other Comprehensive Income	
Unrealized gain on investment	(71)
Comprehensive Loss	57,264
Deficit Beginning of the Year	14,214
Deficit End of Year	71,549

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16. Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

Cumulative from 1 February 2003 to 31 January 2010

	Issue Price Per Share	Shares	Amount	Contributed Surplus	Accumulated Other Compre-hensive Income	Deficit	Total
Balance – 31 January 2003		32,657,526	14,183	—	—	(14,214)	(31)
Loss for the year	—	—	—	—	—	(147)	(147)
Shares issued for cash:							
Private placements, net of finders' fees and issuance costs	0.09	11,708,318	999	—	—	—	999
Share subscriptions received	—	—	763	—	—	—	763
Exercise of warrants	0.08	486,610	41	—	—	—	41
Exercise of options	0.06	89,600	5	—	—	—	5
Shares issued to settle debt	0.07	50,000	4	—	—	—	4
Stock-based compensation	—	—	—	55	—	—	55
Balance – 31 January 2004		44,992,054	15,995	55	—	(14,361)	1,689
Loss for the year	—	—	—	—	—	(4,416)	(4,416)
Shares issued for cash:							
Private placements, net of finders' fees and issuance costs	0.58	2,955,626	1,715	—	—	—	1,715
Share subscriptions received	—	—	(763)	—	—	—	(763)
Exercise of warrants	0.16	5,277,573	829	—	—	—	829
Exercise of options	0.07	1,088,400	81	—	—	—	81
Shares issued for property	0.23	1,000,000	229	—	—	—	229
Stock-based compensation	—	—	—	993	—	—	993
Fair value of stock options exercised	—	—	42	(42)	—	—	—
Shares allotted for exercise of warrants	0.12	224,925	26	—	—	—	26
Shares allotted for bonus	0.55	1,590,000	873	—	—	—	873
Balance 31 January 2005		57,128,578	19,027	1,006	—	(18,777)	1,256
Loss for the year	—	—	—	—	—	(15,976)	(15,976)
Shares issued for cash:							
Private placements, net of finders' fees and issuance costs	0.66	29,347,568	15,827	3,653	—	—	19,480
Exercise of warrants	0.58	5,700,628	3,296	—	—	—	3,296
Exercise of options	0.11	1,795,852	197	—	—	—	197
Shares issued for property	1.22	6,200,547	7,564	—	—	—	7,564
Stock-based compensation	—	—	—	3,523	—	—	3,523
Fair value of stock options exercised	—	—	98	(98)	—	—	—
Balance 31 January 2006		100,173,173	46,009	8,084	—	(34,753)	19,340
Loss for the year	—	—	—	—	—	(18,126)	(18,126)
Issuance of shares for bonus	0.55	2,350,000	1,289	—	—	—	1,289
Shares issued for cash:							
Exercise of warrants	0.98	14,662,703	17,963	(3,653)	—	—	14,310
Exercise of options	0.35	2,193,000	765	—	—	—	765
Shares issued for property	3.08	2,000,000	6,160	—	—	—	6,160
Stock-based compensation	—	—	—	4,723	—	—	4,723
Warrants issued for deferred financing costs	—	—	—	1,197	—	—	1,197
Fair value of stock options exercised	—	—	737	(737)	—	—	—

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED) – CONTINUED

Cumulative from 1 February 2003 to 31 January 2010

	Issue Price Per Share	Shares	Amount	Contributed Surplus	Accumulated Other Compre- hensive Income	Deficit	Total
Balance – 31 January 2007		121,378,876	72,923	9,614	—	(52,879)	29,658
Loss for the year	—	—	—	—	—	(4,124)	(4,124)
Shares and warrants issued:							
Exercise of options	0.66	462,200	303	—	—	—	303
Fair value of stock options exercised	—	—	212	(212)	—	—	—
Private placement, net of finders' fees and issuance costs	2.61	15,149,999	31,177	8,346	—	—	39,523
Stock-based compensation	—	—	—	3,077	—	—	3,077
Balance – 31 January 2008		136,991,075	104,615	20,825	—	(57,003)	68,437
Loss for the year	—	—	—	—	—	(5,523)	(5,523)
Shares and warrants issued:				—	—		
Exercise of options	1.45	312,800	452	—	—	—	452
Fair value of stock options exercised	—	—	245	(245)	—	—	—
Convertible debt – conversion factor and warrants	—	—	—	441	—	—	441
Accrual of Milestones 2 and 4 Bonus Shares	—	—	—	3,912	—	—	3,912
Amendment to previously issued warrants	—	—	—	544	—	—	544
Stock-based compensation	—	—	—	1,822	—	—	1,822
Balance – 31 January 2009		137,303,875	105,312	27,299	—	(62,526)	70,085
Loss for the year	—	—	—	—	—	(9,023)	(9,023)
Other comprehensive income for the year	—	—	—	—	71	—	71
Shares and warrants issued:							
Equity offering and issuance costs	2.60	9,433,962	24,501	—	—	—	24,501
Exercise of options	0.62	775,000	477	—	—	—	477
Fair value of stock options exercised	—	—	307	(307)	—	—	—
Exercise of warrants	2.94	167,954	494	—	—	—	494
Fair value of warrants exercised	—	—	254	(254)	—	—	—
Convertible debt – conversion factor	—	—	—	352	—	—	352
Accrual of Milestones 2 and 4 Bonus Shares	—	—	—	4,200	—	—	4,200
Amendment to previously issued warrants	—	—	—	4,920	—	—	4,920
Issuance of Milestone 2 Bonus Shares	0.55	1,300,000	721	(721)	—	—	—
Stock-based compensation	—	—	—	1,240	—	—	1,240
Balance – 31 January 2010		148,980,791	132,066	36,729	71	(71,549)	97,317

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16. Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cumulative from 1 February 2003 to 31 January 2010

	Cumulative from 1 February 2003 to 31 January 2010 (unaudited)
Operating Activities	
Loss for the year	(57,335)
Items not involving cash	
Consulting fees and Office and Corporate wages	2,161
Amortization	131
Asset retirement obligation	1,565
Investment loss	2,415
Stock-based compensation	11,331
Warrant amendment	5,464
Gain on sale of resource properties	(220)
Loss on sale of property, plant and equipment	9
Changes in non-cash working capital items	
Accounts receivable and advances	(82)
Prepaid expenses	(512)
Accounts payable and accrued liabilities	710
Net cash used in operating activities	(34,363)
Financing Activities	
Share capital - for cash	106,730
Long-term debt repayment	(5,900)
Convertible debt	24,277
Share subscriptions received	763
Deferred financing costs	(597)
Net cash provided by financing activities	125,273
Investing Activities	
Purchase of investment	(2,495)
Proceeds on disposal of equipment	33
Proceeds on sale of resource property	220
Purchase of mineral property, plant and equipment	(67,389)
Net cash used in investing activities	(69,631)
Net Increase (Decrease) in Cash and Cash Equivalents Position	21,279
Cash and Cash Equivalents Position – Beginning of Year	3
Cash and Cash Equivalents Position – End of Year	21,282

CONSOLIDATED SCHEDULES OF PRE-FEASIBILITY COSTS

Cumulative from 1 February 2003 to 31 January 2010

	Cumulative from 1 February 2003 to 31 January 2010 (unaudited)
Direct	
Camp and general	$ 298
Consulting fees	1,846
Drilling	3,169
Engineering	1,441
Environmental	6,130
Geological and geophysical	303
Land lease, taxes and licenses	469
Metallurgical	2,275
Mine planning	3,597
Permitting	321
Plant maintenance and repair	725
Sampling	1,001
Scoping study	104
Cumulative Total Costs for the Period	**$ 21,679**

c) Mineral Rights

The total amount paid for mineral rights to 31 January 2010 was $1,775,000.

d) Accounts Payable

The components of accounts payable and accrued liabilities as at 31 January are as follows:

	2010	2009
Operating payables	$ **376**	$ 192
Project development payables	**1,561**	1,162
Equipment payables	**1,016**	1,443
Total	**$ 2,953**	$ 2,797

PolyMet Mining Corp.
(a development stage company)
For the years ended 31 January 2010, 2009 and 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16. Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

e) Stock-Based Compensation

As at 31 January 2009, there were 1,752,500 unvested stock options with an average grant date fair value of $1.21 per option. As at 31 January 2010, there were 1,855,000 unvested stock options with an average grant date fair value of $1.24 per option. During the year ended 31 January 2010, no additional stock options vested.

The intrinsic value of a stock option is the difference between the current market price for PolyMet's common shares and the exercise price of the option. At 31 January 2010, the aggregate intrinsic value of vested and unvested stock options, based on the 29 January 2010 closing price for PolyMet's common shares of $2.90 was $11,583,000.

The weighted average remaining contractual term of all stock options outstanding as at 31 January 2010 is 3.86 years. The weighted average remaining contractual term of all stock options vested as at 31 January 2010 was 3.74 years.

The unrecognized compensation cost for non-vested stock options at 31 January 2010 was $479,000. The weighted average period over which it is expected to be recognized is 2.53 years.

PolyMet records stock-based compensation expense as a separate line item in the Company's consolidated statements of loss, other comprehensive loss and deficit. If stock-based compensation had been recorded on the same line as cash compensation for the individuals who received the stock options, $915,000 for the year ended 31 January 2010, $487,000 for the year ended 31 January 2009 and $635,000 for the year ended 31 January 2008 would have been recorded under office and corporate wages expense.

The Company has estimated the expected life of incentive stock options to be 2.3 years based on historic option exercise patterns and the timeline for material developments in the past and anticipated in future.

f) Recent U.S. Accounting Pronouncements, which relate to the Company's current operations are summarized as follows:

Accounting Standards Update No. 2010-06, "Fair Value Measurements Disclosures"

In January 2010, the Financial Statement Accounting Board ("FASB") issued Accounting Standards Update No. 2010-06, *"Fair Value Measurements Disclosures"* which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales and issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The Company is evaluating the impact that the adoption of this statement would have on its consolidated financial statement footnote disclosures.

CORPORATE INFORMATION

Officers and Directors

William Murray
Executive Chairman, Director

Joseph Scipioni
President & Chief Executive Officer,
Director

William Corneliuson
Director

Dr. David Dreisinger
Director

Ian L. Forrest
Director

George Molyviatis
Director

Stephen Rowland
Director

Frank Sims
Director

James Swearingen
Director

Douglas Newby
Chief Financial Officer

Niall Moore
Corporate Secretary,
Group Controller

Corporate Offices

Executive Chairman's Office:

Suite 390
3600 Lysander Lane
Richmond, BC
Canada V7B 1C3

T 604-248-0939
F 604-248-0940

Hoyt Lakes Headquarters

Poly Met Mining, Inc.
(US Subsidiary)
P.O. Box 475
6500 County Road 666
Hoyt Lakes, MN
USA 55750-0475

T 218-225-4417
F 218-225-4429

info@polymetmining.com
www.polymetmining.com

Legal Counsel

Farris Vaughan Wills & Murphy LLP
25th Floor – 700 West Georgia Street
Vancouver, BC Canada V7Y 1B3

Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, NY USA 10174

Auditors

PricewaterhouseCoopers LLP
7th Floor – 250 Howe Street
Vancouver, BC Canada V6C 3S7

Transfer Agent & Registrar

Computershare
3rd Floor – 510 Burrard Street
Vancouver, BC Canada V6C 3B9

Shares Listed

TSX – POM
NYSE-A – PLM



WWW.POLYMETMINING.COM